SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON DC 20549


                                  FORM 6-K

                          Report of Foreign Issuer

                    Pursuant to rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                              File No. 0-17140

                        For the month of September, 2005

                                Tomkins plc

              (Translation of registrant's name into English)

                 East Putney House, 84 Upper Richmond Road,
                      London SW15 2ST, United Kingdom
                  (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                    Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes....... No...X....


Exhibit Index

1.  Safe Harbour Statement

2.  Interim Results



Exhibit 1

This document may contain "forward-looking statements" within the meaning of
Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). When used in this document, the words "anticipate", "believe", "estimate", "assume", "could", "should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.

Exhibit 2


Contact                                                      Date 25 August 2005
Graham Orr / Gareth Harries / Philip Truong                         Page 1 of 44
Tomkins Corporate Communications
Tel +44 (0) 20 8871 4544

Rollo Head, Finsbury
Tel +44 (0) 20 7251 3801


                    Second quarter and interim results 2005

    Q2 2005       Q2 2004                                 H1 2005       H1 2004
 GBP million   GBP million                             GBP million   GBP million
  (Unaudited)   (Unaudited)                             (Unaudited)   (Unaudited)
--------------------------------------------------------------------------------
     793.3         777.6      Revenue                     1,545.1       1,541.7
                              Profit from operations
                              before restructuring
      80.2          86.0      initiatives*                  148.9         155.7
      73.1          77.5      Profit from operations        140.4         137.9
                              Profit for the period
                              from continuing
      60.9          52.8      operations                    100.7          92.8
                              Basic earnings per
      7.55p         5.48p     share                         12.50p         9.98p
                              Interim dividend (pence
                              per share)                     5.07p         4.83p

    $ million     $ million                              $ million     $ million
--------------------------------------------------------------------------------
                              Net sales from
                              continuing operations in
                              US dollars under US
  1,466.4       1,380.0       GAAP                        2,889.4       2,751.5
                              Operating income from
                              continuing operations in
                              US dollars under US
    127.9         136.7       GAAP                          241.4         255.5

* Restructuring initiatives include restructuring costs and gains and losses from disposals and exit of businesses

NOTES

1. The Group reports its results on a quarterly basis in sterling under International Financial Reporting Standards ("IFRS") and in US dollars under US GAAP. Unless otherwise stated, the commentary in this announcement refers to the IFRS financial information.

2. Financial information for comparative periods previously reported under UK GAAP has been restated in accordance with IFRS.

3. The term "underlying" indicates the amount has been adjusted for the effects of currency translation and acquisitions and disposals. Some figures and ratios mentioned are not readily available from the financial information and details of how these figures and ratios have been arrived at are set out in
   Section 6, 'Financial data'.

4. Commentary on the second quarter results compares unaudited results for the 91-day period from 3 April 2005 to 2 July 2005 ("Q2 2005") with unaudited results for the 91-day period from 4 April 2004 to 3 July 2004 ("Q2 2004"). Commentary on the half-year interim results compares unaudited results for the 182-day period from 2 January 2005 to 2 July 2005 ("H1 2005") with unaudited results for the 182-day period from 4 January 2004 to 3 July 2004 ("H1 2004").

5. Approximately 65 per cent of the Group's revenues arise in the USA. Financial information has been translated at an average rate of GBP1=$1.85 for Q2 2005, compared with GBP1=$1.81 in Q2 2004, and at the average rate of GBP1=$1.87 in H1 2005, compared with GBP1=$1.82 in H1 2004, reflecting a 2.2 per cent and a
   2.7 per cent reduction in the US dollar/sterling exchange rate respectively. The closing rate at 2 July 2005 was GBP1=$1.77, at 1 January 2005 was GBP1=$1.92 and at 3 July 2004 was GBP1=$1.83.

6. The quarterly financial information provided in this announcement has not been subject to audit or review by the auditors. The financial information under IFRS for H1 2005 and H1 2004 has been reviewed by the auditors.


Contents

1.     Performance highlights                                                 3

2.     Overview                                                               3

3.     Key growth drivers and value creation                                  5

4.     Overview of principal markets                                          6

5.     Operating and financial review                                         7

6.     Financial data                                                        12

7.     Financial information in sterling prepared in accordance with IFRS    15

8.     Reconciliation of the financial statements prepared in
       accordance with UK GAAP to the financial information prepared
       in accordance with the IFRS                                           32

9.     Supplemental financial information in US dollars under US GAAP        39

10.    Reconciliation of financial information in sterling under IFRS to
       financial information in US dollars under US GAAP                     44


1. PERFORMANCE HIGHLIGHTS

The following are the main financial performance highlights for the first half of 2005:

- Revenue increased by 0.2 per cent to GBP1,545.1 million
- Profit from operations increased by 1.8 per cent to GBP140.4 million
- Profit before tax stated on a comparable basis(1) was ahead by 1.5 per cent
- Basic earnings per share were ahead by 25.3 per cent to 12.50 pence
- Interim dividend increased by 5.0 per cent to 5.07 pence
- Cash flow from operations after restructuring initiatives was ahead by 33.8 per cent at GBP82.3 million(2)
- Period end net debt, excluding preference shares, was GBP378.0 million
- Net expenditure on acquisitions and disposals was GBP82.4 million
- Recent acquisitions Mectrol, Milcor and LE Technologies are performing ahead of expectations
- Completed the acquisition of Eifeler Maschinenbau GmbH ("EMB")
- Under US GAAP, net sales increased by 5.0 per cent to $2,889.4 million but operating income from continuing operations decreased by 5.5 per cent to $241.4 million

  (1) See section 6.3b
  (2) See Cash flow section of Operating and financial review

James Nicol, Chief Executive Officer, commented:

"I am pleased with our profit and cash flow performance in the first half of 2005, which was in line with our expectations. We have maintained sales and increased profit from operations despite weakness in the North American automotive original equipment market. These results demonstrate our ability to respond quickly to changing market conditions and reflect our continued focus on operational efficiency and financial discipline. The performance of our acquisitions is very encouraging and together with an improved raw material cost environment, should ensure progress in line with market expectations."

David Newlands, Chairman, commented:

"Our management has responded well to some challenging market conditions. Currency translation is having less of an impact in the first half of the year and we are confident that we can make further progress for the year as a whole. Given our outlook for our business, the Board has declared an increase in the interim dividend of 5.0 per cent to 5.07 pence."

2. OVERVIEW

Summary of results

In the first half of 2005, consolidated reported revenue increased to GBP1,545.1 million (H1 2004: GBP1,541.7 million). Profit from operations in the first half of 2005 increased to GBP140.4 million (H1 2004: GBP137.9 million). Overall our performance in the first half was consistent with our expectations given the weak North American automotive production volumes, delay in the implementation timetable following the revised final Transportation Recall Enhancement, Accountability and Documentation ("TREAD") Act and the continuing softness in our non-residential construction business.

Against this backdrop, we took action in the first quarter to protect profitability in the affected businesses and we have been successful in achieving that aim. Stackpole is benefitting from aggressive cost improvement initiatives and management changes, and has seen some volume pick-up in existing programmes. Overall the outlook for Stackpole continues to be strong and performance is expected to improve as the second half progresses. Schrader Electronics also benefitted from profit protection initiatives, despite adverse market conditions.

We continued to capitalise on the strong residential construction market and this was reflected in the solid performance from the residential business in Air Systems Components and Lasco Bathware. Despite the weakness in the non-residential business, we achieved market share gains particularly in non-standard product areas and have been successful in winning new business, resulting in a higher rate of order intake and increased order backlog for the remainder of the year.

Fluid Power continued to perform well in a strong industrial market, and the recent acquisition of EMB provides a platform for the further development of the business outside North America.

The acquisitions of Mectrol (industrial power transmission), Milcor (residential air systems and roofing products) and LE Technologies (recreational vehicle frames) have all been successfully integrated and are performing ahead of our expectations with synergies already starting to be realised. All three acquisitions will be providing a full contribution to profit in the second half.

Our business in Asia showed a return to good sales growth of 5.2 per cent, particularly in the automotive aftermarket. However, the comparative profit performance was adversely affected by a one-off pensions credit of GBP5.7m in the second quarter of 2004 which did not recur in 2005.

The benefit of selling price increases implemented during the second half of last year and the first half of this year will make a more significant contribution in the second half. We are taking specific actions to re-source a number of raw materials and components where we had experienced difficulty in achieving cost concessions and we now anticipate the net impact from raw materials to be broadly neutral for the year as a whole.

Owing to a focus on working capital management, lower capital spending and lower restructuring expenditure, our second quarter cash generation was strong with operating cash flow significantly ahead of last year. As a result, the first half operating cash flow was well ahead of last year. We remain confident that cash flow after interest, tax and dividends will be positive for the full year.

Our continued focus on lean manufacturing generated savings of GBP13.1 million in the first half of the year (H1 2004: GBP11.0 million), with the Industrial & Automotive group achieving savings of GBP10.9 million and the Building Products group contributing savings of GBP2.2 million.

The Group operating margin, based on profit from operations before restructuring initiatives, was improved in the second quarter, but for the first half was lower at 9.6 per cent (H1 2004: 10.1 per cent). However, through our cost improvement initiatives, we anticipate further progress in Group margins going forward.

Our restructuring initiatives have continued in Wiper Systems and Air Systems Components, where restructuring costs in H1 2005 were GBP7.4 million (H1 2004:
GBP13.5 million). Disposals and the exit of businesses during the first half of the year resulted in a loss of GBP1.1 million (H1 2004: GBP4.3 million).

Net finance costs in the period were GBP17.3 million (H1 2004: GBP12.3 million), reflecting the effect of the reclassification of GBP8.1 million of preference dividends to interest payable and the recognition of GBP3.7 million of fair valuation gains arising from hedging instruments in the first half of the year, following the adoption of IAS32 and IAS39 prospectively from 2 January 2005.

On a comparable basis, profit before tax was GBP127.5 million (H1 2004: GBP125.6 million), representing an increase in the first half of the year of 1.5 per cent (see section 6.3b).

The tax rate charge for H1 2005 is calculated at an effective rate on profit from continuing operations of 18.2 per cent, resulting in a tax charge of GBP22.4 million (H1 2004: GBP32.8 million). The effective rate calculated on profit before tax, before preference dividends and other finance income, which compares with H1 2004, is 17.6 per cent (H1 2004: 26.1 per cent).

Profit for H1 2005 amounted to GBP100.0 million (H1 2004: GBP91.0 million) and fully diluted earnings per share were 11.93 pence (H1 2004: 9.68 pence), an increase of 23.2 per cent.

Dividend

The Board has declared an increase in the interim dividend of 5.0 per cent to
5.07 pence per share. The interim dividend will be paid on 14 November 2005 to shareholders on the register on 14 October 2005. Shareholders may elect to use the Dividend Reinvestment Plan ("DRIP") to reinvest the interim dividend. The closing date for receipt of new DRIP mandates is 24 October 2005.

Outlook

Our performance in the second quarter gives us confidence that the developing momentum of the first half will carry over into the remainder of the year. Our continuing focus on operational efficiency and cost containment in business areas facing difficult market conditions, combined with the contribution from our recent acquisitions and an improved raw material cost environment, should ensure that progress for the year as a whole is in line with market expectations.

3. KEY GROWTH DRIVERS AND VALUE CREATION

Our primary objective is to achieve long-term sustainable growth in the economic value of Tomkins through the strategic development of our businesses. The progress made during the first half in delivering our strategy is discussed below.

Product development and technology leading growth in the Powertrain

General Motors announced that at least two of its Saturn 2007 model year cars would be equipped with our Electro-Mechanical Drive(TM) system with stop-start technology. Our stop-start technology is already available as an option on Citroen's C3 model and has had a positive reaction from consumers. Several new products were launched in Europe including the GD395 life-of-engine synchronous belt for the automotive original equipment market, which offers high durability and performance and improved fuel economy.

Stackpole saw volume pick up in several of its existing programmes, despite the weak automotive production volumes in North America. The Daimler Chrysler 45RFE gear carrier system programme has been successfully launched, and the launch of the Ford 6R transmission oil pump programme has recently commenced. The launch of the variable valve transmission components programme is progressing and we expect to see volumes increase as the second half progresses. Stackpole was awarded new business to the value of C$31.3 million in the first half of the year including carriers, clutch plates and transfer case sprockets.

In industrial power transmission applications, we have seen a number of new product introductions and new product applications.

Differentiation of our capability in the Industrial & Automotive aftermarket

As part of our ongoing strategy to introduce new products into the aftermarket, Gates has introduced belt tensioners for the growing import vehicle market in North America. The Innovision(TM) beam blade continues to see strong sales, with additional capacity being added to meet strong demand. Gates has also launched several new products into the European aftermarket such as the Micro-V(R) XF multi-ribbed belt and DriveAlign(TM) tensioner.

Building Air Systems Components

During the first half we continued to rationalise existing production capacity, progressing the closure of the Tabor City, North Carolina facility and transfer of production to El Paso, Texas. Production commenced at Ruskin's new facility in Monterrey, Mexico in the second quarter. Hart & Cooley's integration of Milcor has progressed well and the businesses are already exploring cross-selling and new market opportunities, in addition to sourcing product from China. Product innovation continues to be a strong focus, with Titus's magnetically mounted grille and Ruskin's value flow balancing damper successfully introduced during the first half. Significant awards during the first half in the non-residential business included the Wachovia Securities building and the Town Square project, both in New York City, and the Cascade One project in Seattle.

Organic growth

Our continuing business excellence initiatives have had a positive effect on manufacturing efficiency and operating performance. Implementation of lean manufacturing techniques have also progressed well in the first half, in particular at the worldwide Power Transmission business. In line with our strategy to dispose of non-core automotive original equipment businesses, Gates completed the sale of its North American automotive original equipment curved hose business with the sale of a facility in Mexico.

Geographic expansion into higher growth markets

Construction of Trico's new facility in Suzhou, China, is progressing on schedule. Ideal has started trial production runs of clamps at its facility, also in Suzhou, China. Both facilities are scheduled to open in the fourth quarter of 2005. The Schrader-Lu Hai joint venture commenced operations earlier this year and has started to quote for new domestic business. The acquisition of EMB included assets in China, which will be consolidated into the existing Gates China operation. Through Milcor, Hart & Cooley's China sourcing programme is underway and they have already identified several potential suppliers. In the Czech Republic, our Fluid Systems business has commenced production of fuel caps and valves for domestic and export business.

Acquisition of value-enhancing businesses

In June 2005, Gates announced the acquisition of EMB and will integrate it into its European Fluid Power business. The acquisition broadens Gates' range of port-to-port solutions for the industrial markets and provides significant potential operational synergies. EMB had annual sales of around EUR29.0 million. Mectrol, Milcor and LE Technologies are all performing above expectations and are already contributing cross-selling synergies and new business opportunities to our Group businesses.

4. OVERVIEW OF PRINCIPAL MARKETS

INDUSTRIAL & AUTOMOTIVE MARKETS

Automotive original equipment
  Encompassing: Powertrain, Fluid Power, Fluid Systems, Wiper Systems and Other Industrial & Automotive
  23.5 per cent of Group sales

Global automotive production in the first half of 2005 increased by 2.2 per cent compared to 2004, with a total of 31 million light vehicles manufactured. Production in North America declined by 2.7 per cent where the Big Three automotive manufacturers' production volume declined by 9.2 per cent. The Big Three summer marketing programmes, extending employee discounts to all purchasers, were extremely successful from a sales and inventory reduction perspective. However, General Motors and Ford have maintained their scheduled production cuts, although no further production cuts were announced for the third quarter. Western European automotive production declined by 1.7 per cent, but growth was strong in South America (16.2 per cent) and Asia (6.0 per cent).

Latest CSM forecasts for the year estimate global production growth of 3.6 per cent. North American production volumes are forecast to decline by 0.8 per cent compared to last year, to 15.7 million units. Western European production is forecast to decrease by 1.2 per cent. Production in Asia is forecast to grow by
5.0 per cent this year, with China up by 17.6 per cent and South America is expected to grow by 9.8 per cent.

Automotive aftermarket
  Encompassing: Powertrain, Fluid Power, Fluid Systems, Wiper Systems and Other Industrial & Automotive
  21.2 per cent of Group sales

The automotive aftermarket was higher in the first half of the year compared to H1 2004, although it was slightly softer in Q2. The trend for the full year is difficult to predict, but continued growth is anticipated in all regions with stronger growth coming from Asia.

Industrial original equipment
  Encompassing: Power Transmission, Fluid Power and Other Industrial &
  Automotive
  9.1 per cent of Group sales

Total industrial production in North America as measured by the US Federal Reserve was 3.9 per cent higher year-on-year and capacity utilisation was approximately 2.2 percentage points higher year-on-year. Indices for construction and agricultural equipment are also at a high level. The balance of the current year is predicted to show a continuing positive trend.

Industrial aftermarket
  Encompassing: Power Transmission, Fluid Power and Other Industrial &
  Automotive
  11.3 per cent of Group sales

The industrial replacement market has remained strong as distributors experience strong end market demand. Predictions for the balance of the current year are for a continuing positive trend.

Industrial/utility trailers
  Encompassing: Dexter Axle
  5.3 per cent of Group sales

The industrial and utility trailers market was slightly down in H1 2005 compared to the same period last year. Predictions are that the market will remain flat for the year as a whole.

Recreational vehicles
  Encompassing: Dexter Axle and Philips
  2.7 per cent of Group sales

Recreational vehicle shipments were up 3.4 per cent in the first half of the year compared to the same period in 2004, driven by the relatively low interest rate environment in the US. The Recreation Vehicle Industry Association is forecasting 2005 to be the second best year for recreational vehicles since 1978.

BUILDING PRODUCTS MARKETS

Residential construction
  Encompassing: Air Systems Components, Lasco Bathware and Philips
  11.4 per cent of Group sales

The residential construction market continued to be strong in the second quarter. Housing starts were up 5.1 per cent in H1 2005 compared to H1 2004; completions were up 5.4 per cent and housing permits increased by 2.8 per cent. The National Association of Home Builders has revised its estimate for housing starts from a year-on-year decline, to an increase of 1.4 per cent over 2004, which was a record year for residential construction. The high level of permits granted but not yet started indicates continuing strength in the second half of the year.

Non-residential construction
  Encompassing: Air Systems Components, Lasco Bathware and Lasco Fittings
  12.8 per cent of Group sales

Industry data for the non-residential construction market indicates a mixed picture, although Dodge reports square footage in the first half of the year down by 9 per cent. Dodge has revised the full year forecast for non-residential construction from growth to a slight decline of 0.2 per cent, suggesting improvement in the second half.

Manufactured housing
  Encompassing: Dexter Axle and Philips
  1.4 per cent of Group sales

Manufactured home shipments maintained the strong momentum carried over from the first quarter, up 3.2 per cent in H1 2005 compared to H1 2004. Predictions for the full year are that the market will be flat year-on-year.

The remaining 1.3 per cent of Group sales relates to other markets, including bulk materials and postal handling.

5. OPERATING AND FINANCIAL REVIEW

Industrial & Automotive
                                 Q2 2005      Q2 2004      H1 2005      H1 2004
                              GBP million  GBP million  GBP million  GBP million
-------------------------------------------------------------------------------
Sales:
Powertrain                          248.8       238.1       488.0        474.0
Fluid Power                          91.3        85.1       178.2        165.7
Wiper Systems                        54.5        62.8       116.1        133.7
Fluid Systems                        56.8        59.2       114.9        121.0
Other Industrial & Automotive(1)    122.8       122.5       230.8        243.4
Total sales                         574.2       567.7     1,128.0      1,137.8
Profit from operations before
restructuring initiatives            64.5        73.0       123.5        133.2
Operating margin(2)                  11.2%       12.9%       10.9%        11.7%
EBITDA margin(2)                     15.5%       17.1%       15.1%        15.6%
Average net operating assets                                782.8        690.3
Return on average net
operating assets(2)(3)                                      31.6%        38.6%
Return on invested capital(3)(4)                            11.3%        11.7%
Capital expenditure                                         55.2         67.0
Depreciation                                                46.9         44.0
Employees (number)                                        25,694       25,299

(1) Includes Dexter Axle, Dearborn Mid-West, Plews and Ideal
(2) Before restructuring initiatives
(3) Annualised
(4) Return on invested capital is calculated for total operations before restructuring initiatives

The underlying profitability and operating margin before restructuring initiatives of the Industrial & Automotive group in the first half was affected by:

    (a) lower production volumes in the Automotive OE market generally and reduction in volumes shipped to Ford and General Motors due to their market share declines in North America;
    (b) the impact of year-on-year raw material cost increases that could not be passed onto customers, particularly in Wiper Systems;
    (c) lower volumes on legacy programmes in Stackpole and the slower launch of new platforms;
    (d) the delayed implementation of the TREAD Act reducing volumes in RTPMS;
        and
    (e) reduced volumes in Q1 in the Dexter Axle business.

The reduction in underlying profitability has been offset in part by the profit contribution from the acquisitions of Mectrol and LE Technologies.

In the second half, the full impact of the profit protection plans and cost containment measures throughout the Industrial & Automotive group and the easing of raw material cost pressures, will enhance the overall underlying performance and there will be a further contribution to profit from Mectrol and LE Technologies. Comments on the businesses within Industrial & Automotive are set out below.

Powertrain

Automotive original equipment sales continued to be impacted by North American automotive production cuts in the second quarter, especially at General Motors and Ford. Production volumes are expected to remain relatively weak for the third quarter of the year, though incentive-driven summer inventory reductions have eased pressure to reduce production rates further.

In Europe, automotive original equipment performance was down partly due to volume reduction, but offset by favourable product mix, strong industrial original equipment sales and an encouraging performance from Mectrol. The performance of our North American aftermarket business was up 1.3 per cent, driven by the good weather conditions. Worldwide aftermarket sales improved by
4.5 per cent, with automotive aftermarket and industrial replacement sales up by
5.0 per cent and 3.1 per cent respectively.

At Stackpole, second quarter sales were in line with last year. Aggressive action was taken to contain costs and specific profit protection plans were implemented in the second quarter. These initiatives, combined with a pick-up in volumes on some programmes, as well as new product launches, will continue to drive an improvement in performance through the second half of the year.

Fluid Power

Our North American business performed particularly well due to the continuing strength in industrial production and the easing of some raw material price pressures. Expectations are for a similar performance in the second half of the year. Europe, Brazil and India also posted good performances on the original equipment side. The performance from the replacement business in North America continued to be strong.

The opening of our new Customer Solutions Centre in Denver has had a very positive reception from our customers and emphasises our focus on developing new product technology. Sales of our new QuicklokTM product are ahead of expectations and the new coupling product is gaining rapid acceptance. During the period, the 8M5K wire braid hose for very high-pressure applications was introduced to the industrial original equipment market.

The acquisition of EMB is expected to provide further development opportunities for the Fluid Power business in Europe, particularly in the replacement market. The acquisition included some sales and distribution assets in China and these will be consolidated into the Gates' industrial business in China, providing further opportunity for expansion in that region.

Wiper Systems

A good aftermarket performance in North America was offset by disappointing automotive original equipment volumes, particularly in the UK. The business is undergoing a restructuring at its Pontypool facility in the UK, and we are continuing to take action to address the cost issues there. In Europe, our efforts to improve the aftermarket are yet to yield the expected improvement in performance. However, we expect raw material pressures to abate in the second half as steel prices in particular, continue on a downward trend.

Fluid Systems

Performance at Schrader Electronics was impacted by the cancellation and delay of tyre pressure monitoring programmes following the revision of the TREAD Act implementation phase-in quantities. Quick action taken in the first half to reduce the impact on profit of the expected lower sales volumes has been successful. The majority of customers are choosing direct measurement tyre pressure monitoring systems to meet the National Highway Traffic Safety Administration ("NHTSA") specification. The Schrader Electronics system is a direct measurement type and fully meets the NHTSA requirements. There are a number of potential new business developments being pursued.

Elsewhere in Fluid Systems, Stant showed good year-on-year performance as sales of new fuel valve products accelerated. The balance of the Schrader business was broadly flat year-on-year with lower automotive volumes holding back progress.

Other Industrial & Automotive

Ideal's sales were higher in the first half, but operating profit declined due to slow sales in the higher margin business in the original equipment market and the aftermarket. An improved performance in the second half is expected with the introduction of new products and some recent new customer gains in the industrial market. Plews' sales and profit were impacted by tighter inventory controls at its major aftermarket customers and increased expenses relating to customer servicing and freight. Dearborn Mid-West's first half performance was in line with H1 2004, with higher sales and operating profits expected in the second half due to an increased order backlog. Dexter's sales improved in the second quarter and benefitted from the better than expected contribution from LE Technologies.

Building Products

                                  Q2 2005     Q2 2004     H1 2005      H1 2004
                               GBP million  GBP million  GBP million  GBP million
-------------------------------------------------------------------------------
Sales:
Air Systems Components              118.1       109.5       227.9       211.4
Other Building Products(1)          101.0       100.4       189.2       192.5
Total sales                         219.1       209.9       417.1       403.9
Profit from operations before
restructuring initiatives            20.7        19.4        35.4        34.6
Operating margin(2)                   9.5%        9.2%        8.5%        8.6%
EBITDA margin(2)                     12.1%       12.2%       11.3%       11.5%
Average net operating assets                                163.9       188.8
Return on average net
operating assets(2)(3)                                       43.2%       36.4%
Return on invested capital(3)(4)                             24.0%       17.3%
Capital expenditure                                          10.3         6.1
Depreciation                                                 11.6        11.8
Employees (number)                                         11,398      11,725

(1) Includes Lasco Bathware, Lasco Fittings, Philips
(2) Before restructuring initiatives
(3) Annualised
(4) Return on invested capital is calculated for total operations before restructuring initiatives

During the first half the underlying profitability and operating margin before restructuring initiatives of the Building Products group was affected by:

    (a) unfavourable product mix in the residential sector of the Air Systems Components business;
    (b) increases in PVC raw material costs; and
    (c) a provision for a bad debt of $1.9 million in the doors and windows business.

This has been offset in part by the benefit of the profit contribution from Milcor, acquired in the first quarter.

In the second half the full impact of the profit protection plans and cost containment measures throughout the Building Products group, some easing of raw material cost pressures and the impact of price increases will enhance the overall underlying performance and there will be a further contribution to profit from Milcor. Comments on the businesses in Building Products are set out below.

Air Systems Components

Operating margins in the first quarter were impacted by the plant closure at Tabor City, North Carolina and the corresponding transfer of production to El Paso, Texas. Despite the softness in the non-residential construction market, our activity levels remain robust and we have seen an increased level of order intake, as well as a healthy order book for the second half. Our residential business continues to perform strongly, reflecting the continuation of strong residential market conditions.

Milcor has already started to generate cross-selling synergies with Hart & Cooley in the residential market. Hart & Cooley has started to leverage Milcor's Chinese manufacturing operations for low cost sourcing opportunities.

Other Building Products

Lasco Fittings' sales improved, but margin was impacted by unfavourable product mix and the continuing price rises in PVC resin. Lasco Bathware delivered a very good performance, driven by strong sales to both the wholesale and retail markets and the continuing strength in the residential construction market. Philips experienced slower demand in the recreational vehicle and manufactured home markets and was further impacted by a provision for a bad debt of $1.9 million in the second quarter.

Restructuring initiatives

In the first half of 2005, restructuring costs were lower at GBP7.4 million (H1 2004: GBP13.5 million) and primarily related to the production rationalisation initiatives at Air Systems Components and the ongoing restructuring initiatives at the Wiper Systems facility in Pontypool.

Disposals and exit of businesses in H1 2005 resulted in a loss of GBP1.1 million (H1 2004: GBP4.3 million). Of this, GBP0.8 million related to the disposal and exit of businesses and GBP0.3 million to the disposal of property.

Interest payable, investment income and finance income

Interest payable for the first half was GBP40.2 million (H1 2004: GBP32.2 million), investment income was GBP19.2 million (H1 2004: GBP19.9 million) and other finance income was GBP3.7 million (H1 2004: GBPnil). Under IFRS, interest payable includes the finance cost related to the post employment benefits liability and investment income includes the expected return on post employment benefit plan assets of GBP17.0 million. With effect from the start of the financial year, interest costs include preference dividends and fair value gains and losses on derivative hedging instruments are included under other finance income or expense as required following the application of IAS32 and IAS39.

Taxation

The tax charge in Q2 2005 benefitted from the reduction in the tax provisions of GBP16.6 million following the resolution of an outstanding tax issue in the United States and adjustments to deferred taxation. The overall effective tax rate on profit from continuing operations for the year is anticipated to be around 31.0 per cent before taking into account these adjustments in Q2.

Pensions

Pension costs charged to profit from operations before restructuring initiatives in the first half of 2005 for defined benefit schemes was GBP3.0 million (H1 2004: GBP1.0 million after non-recurring pension credits of GBP2.7 million) and pension contributions to defined benefit schemes was GBP22.4 million (H1 2004:
GBP12.8 million). For the full year, contributions to defined benefit schemes are expected to be in the region of GBP38.0 million (2004: GBP24.2 million).

Capital expenditure

Net capital expenditure in the first half was GBP54.3 million (H1 2004: GBP70.2 million) representing 1.0 times depreciation (H1 2004: 1.3 times). We have revisited our capital expenditure plans for the year in light of the first half, and the full year net capital expenditure is expected to amount to around GBP150 million or less, depending on the timing of certain asset disposals.

Working capital

During the period we have continued to address working capital. Although there have been further increases in inventory levels in Fluid Power to ensure we meet the customer service levels in the market, we have seen reductions elsewhere in working capital as we have re-examined trading terms with customers and suppliers. The average working capital as a percentage of moving annual total sales over the first half of the year was 12.03 per cent compared to 12.84 per cent in H1 2004. For the year as a whole we expect to see a broadly neutral working capital position excluding the impact of acquisitions, with much of the reduction in working capital occurring in the final quarter of the year.

Cash flow

In H1 2005, cash flow from operations after restructuring initiatives was ahead by 33.8 per cent as a result of lower expenditure on restructuring initiatives and reduced net capital expenditure. There was a working capital outflow of GBP63.9 million, excluding the effect of restructuring costs, which was partly due to early pension payments of GBP22.5 million (H1 2004: GBP9.3 million). Net expenditure on acquisitions and disposals in the period was GBP82.4 million. Net debt also increased due to the impact of the strengthening of the US dollar and the fair value adjustment to the Group's outstanding bonds. Overall net debt, excluding the reclassification of preference shares, amounted to GBP378.0 million. The table below shows the cash movement for the first half of the year, excluding a net increase of GBP22.4 million relating to the preference shares (arising from the movement in the GBP/$ exchange rate):

                                                           H1 2005      H1 2004
                                                       GBP million  GBP million
-------------------------------------------------------------------------------
Profit from operations before restructuring initiatives      148.9        155.7
  Depreciation / Amortisation                                 56.7         56.0
-------------------------------------------------------------------------------
                                                             205.6        211.7

Cash effect of restructuring initiatives:
  Restructuring costs                                         (7.8)       (14.9)
  Costs of exit from business                                    -        (19.3)
Capital expenditure:
  Restructuring costs (gross GBP1.7m; disposals GBP9.5m)       7.8         (4.5)
  Business operations (gross GBP63.9m; disposals GBP1.8m)    (62.1)       (65.7)
Working capital, excluding the effect of restructuring costs (63.9)       (48.0)
Other operating cash flows                                     2.7          2.2
-------------------------------------------------------------------------------
Cash flow from operations after restructuring initiatives     82.3         61.5
Tax, interest and dividends                                 (107.1)       (92.2)
-------------------------------------------------------------------------------
Cash flow after tax, interest and dividends                  (24.8)       (30.7)
Acquisitions and disposals                                   (82.4)        14.4
Currency                                                     (17.3)         6.3
Fair value on loan                                           (10.6)           -
Other                                                         (1.9)         0.2
-------------------------------------------------------------------------------
Increase in net debt                                        (137.0)        (9.8)
-------------------------------------------------------------------------------

Results prepared under US GAAP in US dollars

Operating income from continuing operations under US GAAP in the second quarter of 2005 was $127.9 million (Q2 2004: $136.7 million). Net income under US GAAP was $94.3 million (Q2 2004: $76.9 million).

Operating income from continuing operations under US GAAP in the first half of 2005 was $241.4 million (H1 2004: $255.5 million). Net income under US GAAP was $164.7 million (H1 2004: $169.1 million).

Shareholders' equity under US GAAP was $2,964.6 million at 2 July 2005, compared to $2,718.9 million at 3 July 2004.

The differences between IFRS and US GAAP arise from the treatment of restructuring costs, intangible assets, inventory, post-employment benefits and stock based compensation. Net income under US GAAP is subject to additional adjustments relating to the treatment of costs associated with exit or disposal activities, capitalised interest, derivatives and deferred tax. A reconciliation of financial information prepared under IFRS and US GAAP is shown in Section 10.

6. FINANCIAL DATA

6.1 Analysis of movement in Q2 sales and operating profit from 2004 to 2005 (unaudited)

Sales
GBP million         Industrial &          Building Products          Unallocated Central              Total
                     Automotive                                           Activities
-----------------------------------------------------------------------------------------------------------------
Q2 2004           567.7                    209.9                         -                       777.6
Exchange rate
effect              1.5                    (4.8)                         -                        (3.3)
Disposals          (7.5)                   (5.6)                         -                       (13.1)
                 ------                   -----                       ----                      ------
                  561.7                   199.5                          -                       761.2
Acquisitions       18.8                     7.3                          -                        26.1
Underlying change  (6.3)   (1.1)%          12.3     6.2%                 -         -               6.0      0.8%
-----------------------------------------------------------------------------------------------------------------
Q2 2005           574.2                   219.1                          -                       793.3
-----------------------------------------------------------------------------------------------------------------

Profit from operations before restructuring initiatives

Q2 2004            73.0                    19.4                       (6.4)                        86.0
Exchange rate
effect             (0.1)                   (0.3)                       0.1                         (0.3)
Disposals           0.9                     0.3                          -                          1.2
                 ------                   -----                       ----                       ------
                   73.8                    19.4                       (6.3)                        86.9
Acquisitions        3.0                     1.1                          -                          4.1
Underlying change (12.3)  (16.7)%           0.2     1.0%               1.3      20.6%             (10.8)  (12.4)%
-----------------------------------------------------------------------------------------------------------------
Q2 2005            64.5                    20.7                       (5.0)                        80.2
-----------------------------------------------------------------------------------------------------------------

6.2 Analysis of movement in H1 sales and operating profit from 2004 to 2005
    (unaudited)

Sales
GBP million       Industrial &            Building Products          Unallocated Central              Total
                   Automotive                                             Activities
-----------------------------------------------------------------------------------------------------------------
H1 2004         1,137.8                   403.9                          -                      1,541.7
Exchange rate
effect             (2.4)                  (10.7)                         -                        (13.1)
Disposals         (15.1)                  (14.1)                         -                        (29.2)
               --------                   -----                       ----                      -------
               1,120.3                    379.1                          -                      1,499.4
Acquisitions      22.4                     11.8                          -                         34.2
Underlying
change           (14.7)    (1.3)%          26.2     6.9%                 -         -               11.5    0.8%
-----------------------------------------------------------------------------------------------------------------
H1 2005        1,128.0                    417.1                          -                      1,545.1
-----------------------------------------------------------------------------------------------------------------

Profit from operations before restructuring initiatives

H1 2004          133.2                     34.6                      (12.1)                       155.7
Exchange rate
effect            (0.3)                    (0.8)                       0.1                         (1.0)
Disposals          3.1                      0.5                          -                          3.6
               --------                   -----                       ----                      -------
                 136.0                     34.3                      (12.0)                       158.3
Acquisitions       3.6                      1.6                          -                          5.2
Underlying
change           (16.1)   (11.8)%          (0.5)   (1.5)%              2.0      16.7%             (14.6)  (9.2)%
-----------------------------------------------------------------------------------------------------------------
H1 2005          123.5                     35.4                      (10.0)                       148.9
-----------------------------------------------------------------------------------------------------------------


6.3 Additional financial information (unaudited)

a) Segmental information

Three months ended 2 July 2005

GBP million             Industrial &         Building Products       Unallocated Central           Total
                         Automotive                                       Activities
--------------------------------------------------------------------------------------------------------
Revenue
(Note 2, Section 7)        574.2                    219.1                      -                   793.3
--------------------------------------------------------------------------------------------------------
Segment result
(Note 2, Section 7)         59.0                     19.0                      -                    78.0
Adjust for:
  Restructuring costs        4.3                      1.6                      -                     5.9
  Disposals and exit
  of businesses              1.1                      0.1                      -                     1.2
  Share of results
  of associates              0.1                        -                      -                     0.1
  Unallocated central
  activities                   -                        -                   (5.0)                   (5.0)
--------------------------------------------------------------------------------------------------------
Profit from operations
before restructuring
initiatives                 64.5                     20.7                   (5.0)                   80.2
--------------------------------------------------------------------------------------------------------
Operating margin
before restructuring
initiatives                 11.2%                     9.4%                     -                    10.1%
--------------------------------------------------------------------------------------------------------

Three months ended 3 July 2004

GBP million             Industrial &         Building Products       Unallocated Central           Total
                         Automotive                                       Activities
--------------------------------------------------------------------------------------------------------
Revenue
(Note 2, Section 7)        567.7                    209.9                      -                   777.6
--------------------------------------------------------------------------------------------------------
Segment result
(Note2, Section 7)          72.7                     11.2                      -                    83.9
Adjust for:
  Restructuring costs        3.4                      0.8                      -                     4.2
  Disposals and exit
  of businesses             (3.1)                     7.4                      -                     4.3
  Share of results
  of associates                -                        -                      -                       -
  Unallocated central
  activities                   -                        -                   (6.4)                   (6.4)
--------------------------------------------------------------------------------------------------------
Profit from operations
before restructuring
initiatives                 73.0                     19.4                   (6.4)                   86.0
--------------------------------------------------------------------------------------------------------
Operating margin before
restructuring initiatives   12.9%                     9.2%                     -                    11.1%
--------------------------------------------------------------------------------------------------------

Six months ended 2 July 2005

GBP million             Industrial &         Building Products       Unallocated Central           Total
                         Automotive                                       Activities
--------------------------------------------------------------------------------------------------------
Revenue
(Note 2, Section 7)      1,128.0                    417.1                      -                 1,545.1
--------------------------------------------------------------------------------------------------------
Segment result
(Note 2, Section 7)        117.4                     32.5                      -                   149.9
Adjust for:
  Restructuring costs        4.8                      2.6                      -                     7.4
  Disposals and exit
  of businesses              0.8                      0.3                      -                     1.1
  Share of results
  of associates              0.5                        -                      -                     0.5
  Unallocated central
  activities                   -                        -                  (10.0)                  (10.0)
--------------------------------------------------------------------------------------------------------
Profit from operations
before restructuring
initiatives                123.5                     35.4                  (10.0)                  148.9
--------------------------------------------------------------------------------------------------------
Operating margin before
restructuring initiatives   10.9%                     8.5%                     -                     9.6%
--------------------------------------------------------------------------------------------------------

Six months ended 3 July 2004

GBP million             Industrial &         Building Products       Unallocated Central           Total
                         Automotive                                       Activities
--------------------------------------------------------------------------------------------------------
Revenue
(Note 2, Section 7)      1,137.8                    403.9                      -                 1,541.7
--------------------------------------------------------------------------------------------------------
Segment result
(Note 2, Section 7)        124.3                     25.5                      -                   149.8
Adjust for:
  Restructuring costs       11.8                      1.7                      -                    13.5
  Disposals and exit
  of businesses             (3.1)                     7.4                      -                     4.3
  Share of results
  of associates              0.2                        -                      -                     0.2
  Unallocated central
  activities                   -                        -                  (12.1)                  (12.1)
--------------------------------------------------------------------------------------------------------
Profit from operations
before restructuring
initiatives                133.2                     34.6                  (12.1)                  155.7
--------------------------------------------------------------------------------------------------------
Operating margin before
restructuring initiatives   11.7%                     8.6%                     -                    10.1%
--------------------------------------------------------------------------------------------------------


b) Profit before tax

Tomkins adopted IAS32 "Financial Instruments: Disclosure and Presentation" and IAS39 "Financial Instruments: Recognition and Measurement" prospectively from 2 January 2005. As a result, profit before tax for the three and six months ended 2 July 2005 shown on the face of the income statement is not directly comparable to profit before tax for the three and six months ended 3 July 2004. In 2005, the preference dividend is disclosed within interest payable, while in 2004, it is shown below profit for the period. In addition, fair value gains on derivative instruments are included as Other finance income in 2005, while this adjustment was not recognised in 2004.

The following table sets out the effect of the adjustments in 2005 and shows the movement on Profit before tax on a comparable basis:

GBP million                              Q2 2005   Q2 2004   H1 2005   H1 2004
------------------------------------------------------------------------------
Profit before tax                           67.0      71.2     123.1     125.6
Adjust for:
  Preference dividend (Note 4, Section 7)    3.9         -       8.1         -
  Fair value gains on derivative
  instruments (Note 6, Section 7)           (2.2)        -      (3.7)        -
------------------------------------------------------------------------------
Profit before tax on a comparable basis     68.7      71.2     127.5     125.6
------------------------------------------------------------------------------
(Decrease)/Increase                         (3.5)%       -       1.5%        -
------------------------------------------------------------------------------



7. FINANCIAL INFORMATION IN STERLING PREPARED IN ACCORDANCE WITH IFRS

CONSOLIDATED INCOME STATEMENT FOR THE THREE MONTHS ENDED 2 JULY 2005
PREPARED  IN ACCORDANCE WITH IFRS (UNAUDITED)
--------------------------------------------------------------------------------
                                       Notes     3 months ended   3 months ended
                                                    2 July 2005      3 July 2004
                                                    GBP million      GBP million
--------------------------------------------------------------------------------
Continuing operations
Revenue                                   2               793.3           777.6
Cost of sales                                            (570.3)         (550.8)
--------------------------------------------------------------------------------
Gross profit                                              223.0           226.8
Distribution costs                                        (79.2)          (84.5)
Administrative expenses                                   (63.7)          (56.3)
Share of results of associates                              0.1               -
--------------------------------------------------------------------------------
Profit from operations before
restructuring initiatives                                  80.2            86.0
Restructuring costs                       3                (5.9)           (4.2)
Loss on disposals and on the exit of
businesses                                3                (1.2)           (4.3)
--------------------------------------------------------------------------------
Profit from operations                                     73.1            77.5
Interest payable                                          (21.0)          (16.6)
Investment income                                           9.7            10.3
Other finance income                                        5.2               -
--------------------------------------------------------------------------------
Profit before tax                                          67.0            71.2
Tax                                                        (6.1)          (18.4)
--------------------------------------------------------------------------------
Profit for the period from
continuing operations                                      60.9            52.8

Discontinued operations

Loss for the period from
discontinued operations                                    (0.7)           (1.9)
--------------------------------------------------------------------------------
Profit for the period                                      60.2            50.9
Minority interests                                         (1.9)           (4.6)
Dividends payable on convertible
cumulative preference shares                                  -            (4.1)
--------------------------------------------------------------------------------
Profit for the period attributable
to equity shareholders                                     58.3            42.2
--------------------------------------------------------------------------------

Earnings per share
Basic
Continuing operations                                      7.64p           5.72p
Discontinued operations                                   (0.09)p         (0.24)p
--------------------------------------------------------------------------------
Total operations                                           7.55p           5.48p
--------------------------------------------------------------------------------

Diluted
Continuing operations                                      7.21p           5.49p
Discontinued operations                                   (0.08)p         (0.21)p
--------------------------------------------------------------------------------
Total operations                                           7.13p           5.28p
--------------------------------------------------------------------------------


CONSOLIDATED INCOME STATEMENT FOR THE SIX MONTHS ENDED 2 JULY 2005
PREPARED IN ACCORDANCE WITH IFRS (UNAUDITED)
------------------------------------------------------------------------------------
                              Notes  6 months ended  6 months ended      Year ended
                                        2 July 2005     3 July 2004  1 January 2005
                                        GBP million     GBP million     GBP million
------------------------------------------------------------------------------------
Continuing operations
Revenue                           2         1,545.1         1,541.7         2,974.1
Cost of sales                              (1,111.5)       (1,095.5)       (2,120.2)
------------------------------------------------------------------------------------
Gross profit                                  433.6           446.2           853.9
Distribution costs                           (157.3)         (169.3)         (333.5)
Administrative expenses                      (127.9)         (121.4)         (216.9)
Share of results of
associates                                      0.5             0.2             0.8
------------------------------------------------------------------------------------
Profit from operations
before restructuring
initiatives                                   148.9           155.7           304.3
Restructuring costs               3            (7.4)          (13.5)          (20.5)
(Loss)/gain on
disposals and on the
exit of businesses                3            (1.1)           (4.3)            2.5
------------------------------------------------------------------------------------
Profit from operations                        140.4           137.9           286.3
Interest payable                  4           (40.2)          (32.2)          (64.8)
Investment income                 5            19.2            19.9            38.8
Other finance income              6             3.7               -               -
------------------------------------------------------------------------------------
Profit before tax                             123.1           125.6           260.3
Tax                               7           (22.4)          (32.8)          (51.1)
------------------------------------------------------------------------------------
Profit for the period
from continuing
operations                                    100.7            92.8           209.2

Discontinued operations

(Loss)/profit for the
period from
discontinued operations           8            (0.7)           (1.8)            0.9
------------------------------------------------------------------------------------
Profit for the period                         100.0            91.0           210.1
Minority interests                             (3.6)           (6.2)          (10.1)
Dividends payable on
convertible cumulative
preference shares                                 -            (7.9)          (15.6)
------------------------------------------------------------------------------------
Profit for the period
attributable to equity
shareholders                                   96.4            76.9           184.4
------------------------------------------------------------------------------------

Earnings per share                9
Basic
Continuing operations                         12.59p        10.21 p          23.81p
Discontinued operations                      (0.09)p        (0.23)p           0.12p
------------------------------------------------------------------------------------
Total operations                              12.50p          9.98p          23.93p
------------------------------------------------------------------------------------

Diluted
Continuing operations                         12.01p          9.89 p         22.71p
Discontinued operations                      (0.08)p         (0.21)p          0.10p
------------------------------------------------------------------------------------
Total operations                              11.93p           9.68p         22.81p
------------------------------------------------------------------------------------

Dividends per ordinary share     10            5.07p           4.83p          12.60p
------------------------------------------------------------------------------------


CONSOLIDATED CASH FLOW STATEMENT FOR THE SIX MONTHS ENDED 2 JULY 2005
PREPARED IN ACCORDANCE WITH IFRS (UNAUDITED)

--------------------------------------------------------------------------------------
                                Notes   6 months ended  6 months ended      Year ended
                                           2 July 2005     3 July 2004  1 January 2005
                                           GBP million     GBP million     GBP million
--------------------------------------------------------------------------------------
Operating activities
Cash generated by
operations                         11           136.6           131.7           333.9
Income taxes paid                               (34.4)          (31.9)          (56.0)
Income taxes received                             6.0            11.9            16.2
--------------------------------------------------------------------------------------
Net cash inflow from
operating activities                            108.2           111.7           294.1
--------------------------------------------------------------------------------------

Investing activities
Purchase of property,
plant and equipment                             (65.6)          (73.2)         (157.7)
Disposal of property,
plant and equipment                              11.3             3.0             5.5
Purchase of
subsidiaries                                    (85.3)              -           (24.0)
Sale of subsidiaries,
net of cash disposed                              2.9            14.4            21.3
Dividends received from
associates                                        0.3             0.1             0.4
--------------------------------------------------------------------------------------
Net cash outflow from
investing activities                           (136.4)          (55.7)         (154.5)
--------------------------------------------------------------------------------------

Financing activities
Issue of ordinary share
capital                                           1.4             1.1             1.2
Decrease in convertible
cumulative preference
shares                                           (0.7)              -               -
Increase in
collateralised cash                              (0.2)              -            (1.1)
Increase/(decrease) in
debt                                             93.4            (1.1)           (4.3)
Capital element of
finance lease rental
payments                                         (2.7)           (1.8)           (3.5)
Interest element of
finance lease rental
payments                                         (0.3)           (0.5)           (0.9)
Purchase of own shares                           (0.6)           (3.6)           (4.1)
Sale of own shares                                2.9               -               -
Interest received                                 1.8             2.4             4.0
Interest paid                                   (12.4)           (9.1)          (18.6)
Equity dividend paid                            (60.0)          (57.1)          (94.5)
Preference dividend paid                         (8.1)           (7.9)          (15.9)
Investment by a
minority shareholder                                -             4.3             3.9
Dividend paid to a
minority shareholder                             (4.9)           (1.7)           (2.7)
--------------------------------------------------------------------------------------
Net cash
inflow/(outflow) from
financing activities                              9.6           (75.0)         (136.5)
--------------------------------------------------------------------------------------

Net (decrease)/increase
in cash and cash
equivalents                                     (18.6)          (19.0)            3.1
Cash and cash
equivalents at
beginning of period                             172.1           162.0           162.0
Currency translation
differences                                     (15.6)            5.0             7.0
--------------------------------------------------------------------------------------
Cash and cash
equivalents at end of
period                                          137.9           148.0           172.1
--------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------
Cash and cash equivalents                  2 July 2005     3 July 2004  1 January 2005
comprise:                                  GBP million     GBP million     GBP million
--------------------------------------------------------------------------------------

Cash and cash
equivalents                                     165.2           168.0           185.4
Bank overdrafts                                 (27.3)          (20.0)          (13.3)
--------------------------------------------------------------------------------------
                                                137.9           148.0           172.1
--------------------------------------------------------------------------------------

A reconciliation of the net decrease in cash and cash equivalents to the movement in net debt is presented in note 12.


CONSOLIDATED BALANCE SHEET AS AT 2 JULY 2005 PREPARED IN ACCORDANCE WITH IFRS
(UNAUDITED)
--------------------------------------------------------------------------------
                                 Notes      2 July      3 July       1 January
                                              2005        2004            2005
                                       GBP million GBP million     GBP million
--------------------------------------------------------------------------------
Non-current assets
Goodwill                                     301.7       210.5           226.3
Other intangible assets                        7.3         5.6             4.6
Property, plant and equipment                811.8       728.8           742.2
Interests in associates                        4.1         3.7             3.7
Deferred tax assets                          127.9       138.4           119.4
--------------------------------------------------------------------------------
                                           1,252.8     1,087.0         1,096.2
--------------------------------------------------------------------------------
Current assets
Inventories                                  419.1       352.1           369.6
Trade and other receivables         13       599.3       546.2           512.7
Current tax recoverable                        5.9        12.3            14.3
Investments                                    2.2         1.6             1.6
Cash and cash equivalents                    165.2       168.0           185.4
--------------------------------------------------------------------------------
                                           1,191.7     1,080.2         1,083.6
--------------------------------------------------------------------------------
Assets held for sale                14        13.6        49.0            32.8
--------------------------------------------------------------------------------
Total assets                               2,458.1     2,216.2         2,212.6
--------------------------------------------------------------------------------
Current liabilities
Bank overdrafts                              (27.3)      (20.0)          (13.3)
Bank and other loans                         (10.7)      (10.0)           (7.2)
Unsecured loan notes                          (0.3)       (0.3)           (0.3)
Obligations under finance leases              (1.6)       (2.9)           (3.4)
Trade and other payables            15      (413.3)     (368.6)         (381.4)
Current tax liabilities                      (27.9)      (14.7)          (11.6)
Provisions                          16       (39.2)      (37.2)          (40.2)
--------------------------------------------------------------------------------
                                            (520.3)     (453.7)         (457.4)
Convertible cumulative
preference shares                           (297.9)          -               -
--------------------------------------------------------------------------------
                                            (818.2)     (453.7)         (457.4)
--------------------------------------------------------------------------------
Non-current liabilities
Bank and other loans                        (500.0)     (401.8)         (401.9)
Obligations under finance leases              (8.4)      (11.3)           (8.7)
Other payables                      15        (7.3)       (7.4)           (3.7)
Post-employment benefit                     (273.8)     (313.6)         (279.3)
obligations
Deferred tax liabilities                     (48.3)      (38.3)          (42.7)
Current tax liabilities                     (130.7)     (168.1)         (154.1)
Provisions                          16       (19.0)      (37.4)          (19.2)
--------------------------------------------------------------------------------
                                            (987.5)     (977.9)         (909.6)
--------------------------------------------------------------------------------
Liabilities directly associated
with assets held for sale           14           -       (13.2)           (0.3)
--------------------------------------------------------------------------------
Total liabilities                         (1,805.7)   (1,444.8)       (1,367.3)
--------------------------------------------------------------------------------
Net Assets                                   652.4       771.4           845.3
--------------------------------------------------------------------------------

Capital and reserves
Ordinary share capital                        38.7        38.7            38.7
Share premium                                 95.4        93.9            94.0
Capital redemption reserve                   461.9       461.9           461.9
Own shares                                    (7.1)       (8.6)           (8.9)
Currency translation reserve                   3.9       (20.7)          (27.6)
Available for sale reserve                     0.1           -               -
Retained profit/(losses)                      17.0      (170.3)          (91.6)
--------------------------------------------------------------------------------
Shareholders' equity                         609.9       394.9           466.5
Minority interests                            42.5        39.3            41.6
--------------------------------------------------------------------------------
Total Equity                                 652.4       434.2           508.1

Convertible cumulative
preference shares                                -       337.2           337.2
--------------------------------------------------------------------------------
                                             652.4       771.4           845.3
--------------------------------------------------------------------------------


CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE FOR THE SIX MONTHS
ENDED 2 JULY 2005 PREPARED IN ACCORDANCE WITH IFRS (UNAUDITED)
--------------------------------------------------------------------------------
                                  6 months ended  6 months ended   Year ended 1
                                     2 July 2005     3 July 2004   January 2005
                                     GBP million     GBP million    GBP million
--------------------------------------------------------------------------------
Exchange differences
arising on translation of
overseas operations                        78.6           (21.4)         (28.2)
Fair value loss on net
investment hedges                         (45.0)              -              -
Post employment benefits
- Actuarial gains                             -               -           11.6
- Effect of the asset ceiling                 -               -            0.1
Tax on items taken directly
to equity                                  (0.1)              -           (5.5)
--------------------------------------------------------------------------------
Net income and expense
recognised directly in equity              33.5           (21.4)         (22.0)
Profit for the period                     100.0            91.0          210.1
--------------------------------------------------------------------------------
Total recognised income and
expense for the period                    133.5            69.6          188.1
--------------------------------------------------------------------------------

Attributable to:
Equity shareholders                       127.8            56.2          163.1
Preference shareholders                       -             7.9           15.6
Minority interests                          5.7             5.5            9.4
--------------------------------------------------------------------------------
                                          133.5            69.6          188.1
--------------------------------------------------------------------------------


CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE SIX MONTHS
ENDED 2 JULY 2005 PREPARED IN ACCORDANCE WITH IFRS (UNAUDITED)
----------------------------------------------------------------------------------
                                     6 months ended  6 months ended   Year ended 1
                                        2 July 2005     3 July 2004   January 2005
                                        GBP million     GBP million    GBP million
----------------------------------------------------------------------------------
Total recognised income and
expense attributable to equity
shareholders                                 127.8            56.2          163.1
Dividends on ordinary shares                 (60.0)          (57.2)         (94.5)
New share issues (net of costs)                1.4             1.1            1.2
Purchase of own shares                        (0.6)           (3.6)          (4.1)
Sale of own shares                             2.9               -              -
Equity-settled employee share schemes          3.1             2.0            4.4
----------------------------------------------------------------------------------
Net addition to/(reduction
in) shareholders' equity                      74.6            (1.5)          70.1
Shareholders' equity at the
beginning of the period             466.5                    396.4          396.4
Adoption of IAS32 and
IAS39 (See note 1)                   68.8                        -              -
                                 --------
                                             535.3
----------------------------------------------------------------------------------
Shareholders' equity at the
end of the period                            609.9           394.9          466.5
----------------------------------------------------------------------------------



NOTES TO THE FINANCIAL INFORMATION PREPARED IN ACCORDANCE WITH IFRS

1   BASIS OF PREPARATION

The financial statements on pages 15 to 30 and the related information in
Section 8 have been prepared in accordance with IFRS that the Directors expect to be applicable as at 31 December 2005.

Tomkins adopted IFRS with a transition date of 4 January 2004. Comparative figures for 2004, which were previously reported in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"), have been restated to comply with IFRS. An analysis of the restatement of the Group's results for the year ended 1 January 2005 was included in an announcement published on 22 April 2005 that is available on the Company's website, www.tomkins.co.uk. An analysis of the restatement of the Group's results for the relevant comparative periods within the year ended 1 January 2005 is presented in Section 8.

With the exception of a change with regard to trade investments explained below, these financial statements have been prepared in accordance with the accounting policies that were set out in the announcement of the Group's restated results for the year ended 1 January 2005.

Tomkins adopted IAS32 "Financial Instruments: Disclosure and Presentation" and IAS39 "Financial Instruments: Recognition and Measurement" prospectively from 2 January 2005. As a consequence of adopting IAS32 and IAS39, the Group recognised an increase in net debt of GBP272.0 million and an increase in shareholders' equity of GBP68.8 million as at 2 January 2005, as follows:


                                                                     GBP million
--------------------------------------------------------------------------------
Convertible cumulative preference shares                                 273.6
Accrued dividend on convertible cumulative preference shares               1.9
Net interest accrual reclassified from payables and receivables           (3.5)
--------------------------------------------------------------------------------
Increase in net debt                                                     272.0
--------------------------------------------------------------------------------
Fair value of trade investments, net of related tax effects                0.2
Fair value of derivatives, net of related tax effects                      5.1
Convertible cumulative preference shares                                  63.6
--------------------------------------------------------------------------------
                                                                          68.9
Minority interest in the above                                            (0.1)
--------------------------------------------------------------------------------
Increase in shareholders' equity                                          68.8
--------------------------------------------------------------------------------

As shown above, the most significant financial effect arises from the change in the accounting treatment of the US dollar denominated 5.56% Convertible Cumulative Preference Shares ("the Preference Shares"). As at 1 January 2005, the Preference Shares were classified as non-equity shareholders' funds with a carrying value of GBP337.2 million. Presented in accordance with IAS32, they are reclassified as current liabilities and the carrying value of the principal outstanding was GBP273.6 million at 1 January 2005.

As a consequence of the publication of "Amendment to IAS39: The Fair Value Option" in June 2005, it was necessary to reclassify the Group's trade investments as available for sale. While these investments continue to be measured at their fair values under IFRS, changes in their fair values are now recognised in a separate component of equity rather than in the income statement. Accordingly, GBP0.1 million has been transferred from retained earnings to the available for sale reserve as at 1 January 2005, representing accumulated fair value gains on these investments (net of related tax effects).

IFRS are subject to amendment or interpretation by the International Accounting Standards Board and there is an ongoing process of review and endorsement by the European Commission. For these reasons, it is possible that the information for the six months ended 2 July 2005 and the restated information for the year ended 1 January 2005 may be subject to further change before its inclusion in the Group's 2005 Report and Accounts, which will contain the Group's first complete financial statements prepared in accordance with IFRS.

These financial statements do not constitute statutory accounts as defined by
Section 240 of the Companies Act 1985. A copy of the Group's statutory accounts for the year ended 1 January 2005 prepared in accordance with UK GAAP, on which the auditors gave an unqualified opinion, has been filed with the Registrar of Companies.

2   SEGMENT INFORMATION - CONTINUING OPERATIONS

Tomkins is a global engineering and manufacturing business. The segmental presentation given below has been revised to reflect changes in the business segments presented to the Board of Directors. The Group is organised into two principal operating divisions, which provide the basis on which the Group reports its primary segment information:

(1) Industrial & Automotive, which supplies car, truck and industrial equipment manufacturing markets, and industrial and automotive aftermarkets, throughout the world;

(2) Building Products includes Air Systems Components, which supplies the heating, ventilation and air conditioning market mainly in North America and Other Building Products, which supplies the building and construction industries mainly in North America.
The segment information provided below relates to the Group's continuing operations. Segment information for the Group's discontinued operations is provided in note 8.

a) For the three months
   ended 2 July 2005
                                   Segment revenue                    Segment result (1)

                                3 months       3 months            3 months       3 months
                                   ended          ended               ended          ended
                                  2 July         3 July              2 July         3 July
                                    2005           2004                2005           2004
                             GBP million    GBP million         GBP million    GBP million
-------------------------------------------------------------------------------------------
Industrial & Automotive

Powertrain                         248.8          238.1                34.1           41.4
Fluid Power                         91.3           85.1                10.0           10.3
Wipers                              54.5           62.8                (2.8)          (0.7)
Fluid Systems                       56.8           59.2                 5.5            6.4
Other
Industrial &  Automotive           122.8          122.5                12.2           15.3
-------------------------------------------------------------------------------------------
                                   574.2          567.7                59.0           72.7
-------------------------------------------------------------------------------------------
Building Products

Air Systems Components             118.1          109.5                11.1           11.7
Other Building Products            101.0          100.4                 7.9           (0.5)
-------------------------------------------------------------------------------------------
                                   219.1          209.9                19.0           11.2
-------------------------------------------------------------------------------------------
                                   793.3          777.6                78.0           83.9
-------------------------------------------------------------------------------------------
By origin

United States of America           524.0          507.3                54.2           54.3
United Kingdom                      42.5           46.4                 2.0            3.9
Rest of Europe                      68.5           84.9                 8.2            9.8
Rest of the World                  158.3          139.0                13.6           15.9
-------------------------------------------------------------------------------------------
                                   793.3          777.6                78.0           83.9
-------------------------------------------------------------------------------------------
By location of customers

United States of America           533.8          535.0
United Kingdom                      19.5           20.9
Rest of Europe                      93.0           98.1
Rest of the World                  147.0          123.6
---------------------------------------------------------
                                   793.3          777.6
---------------------------------------------------------

(1) Segment result includes restructuring costs and gains and losses on the disposal and exit of businesses, but excludes the share of results of associates.

--------------------------------------------------------------------------------
Reconciliation of total segment result from       3 months ended 3 months ended
continuing operations to profit from operations:          2 July         3 July
                                                            2005           2004
                                                     GBP million    GBP million
--------------------------------------------------------------------------------
Segment result                                             78.0           83.9
Share of results of associates                              0.1              -
Unallocated central activities                             (5.0)          (6.4)
--------------------------------------------------------------------------------
Profit from operations                                     73.1           77.5
--------------------------------------------------------------------------------

The split of the profits of associates analysed by class of business is Industrial & Automotive GBP0.1 million (3 July 2004 - GBPnil) and Building Products GBPnil (3 July 2004 - GBPnil).

b) For the six months                Segment revenue                                     Segment result (1)
   ended 2 July 2005
------------------------------------------------------------------------------------------------------------------------
                     6 months ended  6 months ended      Year ended      6 months ended  6 months ended      Year ended
                        2 July 2005     3 July 2004  1 January 2005         2 July 2005     3 July 2004  1 January 2005
                        GBP million     GBP million     GBP million         GBP million     GBP million     GBP million
------------------------------------------------------------------------------------------------------------------------
Industrial & Automotive

Powertrain                    488.0           474.0           913.7                62.3            68.9          132.3
Fluid Power                   178.2           165.7           323.7                21.1            14.8           32.9
Wipers                        116.1           133.7           253.6                (0.3)            0.6            7.2
Fluid Systems                 114.9           121.0           228.0                10.1            13.3           21.5
Other Industrial &
Automotive                    230.8           243.4           463.3                24.2            26.7           54.8
------------------------------------------------------------------------------------------------------------------------
                            1,128.0         1,137.8         2,182.3               117.4           124.3          248.7
------------------------------------------------------------------------------------------------------------------------
Building Products

Air Systems Components        227.9           211.4           423.0                20.5            22.3           46.6
Other Building Products       189.2           192.5           368.8                12.0             3.2           13.8
------------------------------------------------------------------------------------------------------------------------
                               417.1           403.9           791.8                32.5            25.5           60.4
------------------------------------------------------------------------------------------------------------------------
                             1,545.1         1,541.7         2,974.1               149.9           149.8          309.1
------------------------------------------------------------------------------------------------------------------------
By origin

United States of America    1,009.8           990.6         1,924.2               104.2            95.2          197.9
United Kingdom                 88.2            97.0           177.1                 2.5             4.2            2.3
Rest of Europe                162.4           173.6           320.6                15.8            17.4           41.9
Rest of the World             284.7           280.5           552.2                27.4            33.0           67.0
------------------------------------------------------------------------------------------------------------------------
                             1,545.1         1,541.7         2,974.1               149.9           149.8          309.1
------------------------------------------------------------------------------------------------------------------------
By location of customers

United States of America    1,038.4         1,044.9         2,008.3
United Kingdom                 39.8            42.4            84.4
Rest of Europe                187.9           200.8           362.7
Rest of the World             279.0           253.6           518.7
--------------------------------------------------------------------
                            1,545.1         1,541.7         2,974.1
--------------------------------------------------------------------

(1) Segment result includes restructuring costs and gains and losses on the disposal and exit of businesses, but excludes the share of results of associates.

-----------------------------------------------------------------------------------
Reconciliation of total segment
result from continuing operations to
profit from operations:
                                    6 months ended  6 months ended      Year ended
                                       2 July 2005     3 July 2004  1 January 2005
                                       GBP million     GBP million     GBP million
-----------------------------------------------------------------------------------
Segment result                               149.9           149.8          309.1
Share of results of associates                 0.5             0.2            0.8
Unallocated central activities               (10.0)          (12.1)         (23.6)
-----------------------------------------------------------------------------------
Profit from operations                       140.4           137.9          286.3
-----------------------------------------------------------------------------------

The split of the profits of associated undertakings analysed by class of business is Industrial & Automotive GBP0.5 million (3 July 2004 - GBP0.2 million, 1 January 2005 - GBP0.5 million) and Building Products GBPnil (3 July 2004 - GBPnil, 1 January 2005 - GBP0.3 million).

3   RESTRUCTURING INITIATIVES

a) For the three months ended        3 months ended 2 July 2005       3 months ended 3 July 2004
   2 July 2005
---------------------------------------------------------------------------------------------------
                                                   Disposals and                     Disposals and
                                    Restructuring        exit of      Restructuring        exit of
                                            costs     businesses              costs     businesses
                                      GBP million    GBP million        GBP million    GBP million
---------------------------------------------------------------------------------------------------
Industrial & Automotive
Powertrain                                   (0.1)             -               (1.3)            -
Fluid Power                                     -              -                0.3             -
Wipers                                       (2.6)             -               (1.5)            -
Fluid Systems                                   -              -               (0.7)            -
Other
Industrial & Automotive                      (1.6)          (1.1)              (0.2)          3.1
---------------------------------------------------------------------------------------------------

                                             (4.3)          (1.1)              (3.4)          3.1
---------------------------------------------------------------------------------------------------
Building Products
Air Systems Components                       (1.7)             -                  -             -
Other Building Products                       0.1           (0.1)              (0.8)         (7.4)
---------------------------------------------------------------------------------------------------
                                             (1.6)          (0.1)              (0.8)         (7.4)
---------------------------------------------------------------------------------------------------
                                             (5.9)          (1.2)              (4.2)         (4.3)
---------------------------------------------------------------------------------------------------


b) For the six months ended 2 July 2005

                            6 months ended 2 July 2005    3 months ended 3 July 2004    Year ended 1 January 2005
------------------------------------------------------------------------------------------------------------------
                                         Disposals and                 Disposals and                 Disposals and
                          Restructuring        exit of  Restructuring        exit of  Restructuring        exit of
                                  costs     businesses          costs     businesses          costs     businesses
                            GBP million    GBP million    GBP million    GBP million    GBP million    GBP million
       ------------------------------------------------------------------------------------------------------------
Industrial & Automotive
Powertrain                         (0.1)             -           (2.5)             -           (4.6)             -
Fluid Power                           -              -           (0.4)             -           (1.2)             -
Wipers                             (3.1)             -           (5.9)             -           (7.9)             -
Fluid Systems                         -              -           (1.6)             -           (2.4)             -
Other Industrial &
Automotive                         (1.6)          (0.8)          (1.4)           3.1           (1.7)           9.4
------------------------------------------------------------------------------------------------------------------
                                   (4.8)          (0.8)         (11.8)           3.1          (17.8)           9.4
------------------------------------------------------------------------------------------------------------------
Building Products
Air Systems Components             (2.7)             -              -              -           (1.0)             -
Other Building Products             0.1           (0.3)          (1.7)          (7.4)          (1.7)          (6.9)
------------------------------------------------------------------------------------------------------------------
                                   (2.6)          (0.3)          (1.7)          (7.4)          (2.7)          (6.9)
------------------------------------------------------------------------------------------------------------------
                                   (7.4)          (1.1)         (13.5)          (4.3)         (20.5)           2.5
------------------------------------------------------------------------------------------------------------------


4   INTEREST PAYABLE

                                  6 months ended   6 months ended      Year ended
                                     2 July 2005      3 July 2004  1 January 2005
                                     GBP million      GBP million     GBP million
---------------------------------------------------------------------------------
Bank and other interest payable             12.3             10.1            20.6
Interest element of finance lease
rentals                                      0.3              0.5             0.9
Interest cost on post-employment
benefit obligations                         19.5             21.6            43.3
Dividends payable on convertible
cumulative preference shares                 8.1                -               -
---------------------------------------------------------------------------------
                                            40.2             32.2            64.8
---------------------------------------------------------------------------------

5   INVESTMENT INCOME

                                  6 months ended   6 months ended      Year ended
                                     2 July 2005      3 July 2004  1 January 2005
                                     GBP million      GBP million     GBP million
---------------------------------------------------------------------------------
Bank and other interest receivable           2.2              3.8             6.4
Expected return on post-employment
benefit plan assets                         17.0             16.1            32.4
---------------------------------------------------------------------------------
                                            19.2             19.9            38.8
---------------------------------------------------------------------------------

6   OTHER FINANCE INCOME

                                  6 months ended   6 months ended      Year ended
                                     2 July 2005      3 July 2004  1 January 2005
                                     GBP million      GBP million     GBP million
---------------------------------------------------------------------------------
Fair value gains on derivative
instruments                                  3.7                -               -
---------------------------------------------------------------------------------


7   TAX
                                  6 months ended   6 months ended      Year ended
                                     2 July 2005      3 July 2004  1 January 2005
                                     GBP million      GBP million     GBP million
---------------------------------------------------------------------------------
UK                                             -                -           (15.9)
Overseas                                    24.7             29.2            51.5
Deferred tax                                (2.3)             3.6            15.5
---------------------------------------------------------------------------------
                                            22.4             32.8            51.1
---------------------------------------------------------------------------------

The tax charge in the period benefited from the reduction in the tax provision of GBP16.6 million following the resolution of an outstanding tax issue and adjustments to deferred taxation.

8   DISCONTINUED OPERATIONS


                                  6 months ended   6 months ended      Year ended
                                     2 July 2005      3 July 2004  1 January 2005
                                     GBP million      GBP million     GBP million
---------------------------------------------------------------------------------
Revenue                                        -              6.2             6.2
Cost of sales                                  -             (5.8)           (5.8)
---------------------------------------------------------------------------------
Gross profit                                   -              0.4             0.4
Distribution costs                             -             (0.4)           (0.4)
Administrative expenses                        -             (1.7)           (1.7)
---------------------------------------------------------------------------------
                                               -             (1.7)           (1.7)
(Loss)/gain on disposal of
business                                    (1.1)             1.3             3.8
---------------------------------------------------------------------------------
(Loss)/profit from operations               (1.1)            (0.4)            2.1
Tax                                          0.4             (1.4)           (1.2)
---------------------------------------------------------------------------------
(Loss)/profit for the period from
discontinued operations                     (0.7)            (1.8)            0.9
---------------------------------------------------------------------------------

Discontinued operations for the six months ended 2 July 2005 include an additional loss arising on the disposal of part of the Group's Professional, Garden and Leisure businesses in October 2000. In the six months ended 3 July 2004 and in the year ended 1 January 2005 discontinued operations comprised the Group's former Valves, Taps and Mixers businesses. All of these operations were included in the Other Building Products business segment.

9   EARNINGS PER SHARE
                                    Earnings                        Weighted average shares
                -----------------------------------------------------------------------------------
                          Profit
                    attributable
                       to equity   Preference                     Ordinary                                 Earnings
                    shareholders    dividends        Total          shares   Dilutive items         Total       per
                     GBP million  GBP million  GBP million          Number           Number        Number     share
------------------------------------------------------------------------------------------------------------------
6 months ended 2
July 2005
a) Continuing
operations
Basic                       97.1            -        97.1     771,318,034                -   771,318,034     12.59p
Exercise of
share options                  -            -           -               -        2,167,533     2,167,533    (0.04)p
-------------------------------------------------------------------------------------------------------------------
                            97.1            -        97.1     771,318,034        2,167,533   773,485,567     12.55p
Conversion of
preference
shares and
reversal of
preference
dividend                       -          8.1         8.1               -      102,488,649   102,488,649    (0.54)p
-------------------------------------------------------------------------------------------------------------------
Diluted                     97.1          8.1       105.2     771,318,034      104,656,182   875,974,216     12.01p
-------------------------------------------------------------------------------------------------------------------
b) Discontinued
operations

Basic                       (0.7)           -        (0.7)    771,318,034                -   771,318,034    (0.09)p
Exercise of
share options                  -            -           -               -        2,167,533     2,167,533         -
-------------------------------------------------------------------------------------------------------------------
                            (0.7)           -        (0.7)    771,318,034        2,167,533   773,485,567    (0.09)p
Conversion of
preference
shares and
reversal of
preference
dividend                       -            -           -               -      102,488,649   102,488,649      0.01p
-------------------------------------------------------------------------------------------------------------------
Diluted                     (0.7)           -        (0.7)    771,318,034      104,656,182   875,974,216    (0.08)p
-------------------------------------------------------------------------------------------------------------------
c) Continuing and
discontinued
operations
Basic                       96.4            -        96.4     771,318,034                -   771,318,034     12.50p
Exercise of
share options                  -            -           -               -        2,167,533     2,167,533    (0.04)p
-------------------------------------------------------------------------------------------------------------------
                            96.4            -        96.4     771,318,034        2,167,533   773,485,567     12.46p
Conversion of
preference
shares and
reversal of
preference
dividend                       -          8.1         8.1               -      102,488,649   102,488,649    (0.53)p
-------------------------------------------------------------------------------------------------------------------
Diluted                     96.4          8.1       104.5     771,318,034      104,656,182   875,974,216     11.93p
-------------------------------------------------------------------------------------------------------------------

6 months ended 3
July 2004
a) Continuing
operations
Basic                       78.7            -        78.7     770,896,303                -   770,896,303     10.21p
Exercise of
share options                  -            -           -               -        2,871,976     2,871,976    (0.04)p
-------------------------------------------------------------------------------------------------------------------
                            78.7            -        78.7     770,896,303        2,871,976   773,768,279     10.17p
Conversion of
preference
shares and
reversal of
preference
dividend                       -          7.9         7.9               -      102,650,664   102,650,664    (0.28)p
-------------------------------------------------------------------------------------------------------------------
Diluted                     78.7          7.9        86.6     770,896,303      105,522,640   876,418,943      9.89p
-------------------------------------------------------------------------------------------------------------------
b) Discontinued
operations
Basic                       (1.8)           -        (1.8)    770,896,303                -   770,896,303    (0.23)p
Exercise of
share options                  -            -           -               -        2,871,976     2,871,976         -
-------------------------------------------------------------------------------------------------------------------
                            (1.8)           -        (1.8)    770,896,303        2,871,976   773,768,279    (0.23)p
Conversion of
preference
shares and
reversal of
preference
dividend                       -            -           -               -     102,650,664    102,650,664      0.02p
-------------------------------------------------------------------------------------------------------------------
Diluted                     (1.8)           -        (1.8)    770,896,303     105,522,640    876,418,943    (0.21)p
-------------------------------------------------------------------------------------------------------------------
c) Continuing and
discontinued
operations
Basic                       76.9            -        76.9     770,896,303               -    770,896,303      9.98p
Exercise of
share options                  -            -           -               -       2,871,976      2,871,976    (0.05)p
-------------------------------------------------------------------------------------------------------------------
                            76.9            -        76.9     770,896,303       2,871,976    773,768,279      9.93p
Conversion of
preference
shares and
reversal of
preference
dividend                       -          7.9         7.9               -     102,650,664    102,650,664    (0.25)p
-------------------------------------------------------------------------------------------------------------------
Diluted                     76.9          7.9        84.8     770,896,303     105,522,640    876,418,943      9.68p
-------------------------------------------------------------------------------------------------------------------
Year ended
1 January 2005
a) Continuing
operations
Basic                      183.5            -       183.5     770,716,582               -    770,716,582     23.81p
Exercise of
share options                  -            -           -               -       3,449,582      3,449,582    (0.11)p
-------------------------------------------------------------------------------------------------------------------
                           183.5            -       183.5     770,716,582       3,449,582    774,166,164    23.70 p
Conversion of
preference
shares and
reversal of
preference
dividend                       -         15.6        15.6               -     102,650,664    102,650,664    (0.99)p
-------------------------------------------------------------------------------------------------------------------
Diluted                    183.5         15.6       199.1     770,716,582     106,100,246    876,816,828     22.71p
-------------------------------------------------------------------------------------------------------------------
b) Discontinued
operations
Basic                        0.9            -         0.9     770,716,582               -    770,716,582      0.12p
Exercise of
share options                  -            -           -               -       3,449,582      3,449,582         -
-------------------------------------------------------------------------------------------------------------------
                             0.9            -         0.9     770,716,582       3,449,582    774,166,164      0.12p
Conversion of
preference
shares and
reversal of
preference
dividend                       -            -           -               -     102,650,664    102,650,664    (0.02)p
-------------------------------------------------------------------------------------------------------------------
Diluted                      0.9            -         0.9     770,716,582     106,100,246    876,816,828      0.10p
-------------------------------------------------------------------------------------------------------------------
c) Continuing and
discontinued operations
Basic                      184.4            -       184.4     770,716,582               -    770,716,582    23.93 p
Exercise of
share options                  -            -           -               -       3,449,582      3,449,582    (0.11)p
-------------------------------------------------------------------------------------------------------------------
                           184.4            -       184.4     770,716,582       3,449,582    774,166,164     23.82p
Conversion of
preference
shares and
reversal of
preference
dividend                       -         15.6        15.6               -     102,650,664    102,650,664    (1.01)p
-------------------------------------------------------------------------------------------------------------------
Diluted                    184.4         15.6       200.0     770,716,582     106,100,246    876,816,828     22.81p
-------------------------------------------------------------------------------------------------------------------


10  DIVIDENDS ON ORDINARY SHARES
                                     6 months ended  6 months ended      Year ended
                                        2 July 2005     3 July 2004  1 January 2005
                                        GBP million     GBP million     GBP million
-----------------------------------------------------------------------------------
Recognised
Final 2004 - 7.77 pence per
share, paid 26 May 2005                        60.0               -               -
Final 2003 - 7.40 pence per
share, paid 1 June 2004                           -            57.2            57.2
Interim 2004 - 4.83 pence per
share, paid 12 November 2004                      -               -            37.3
-----------------------------------------------------------------------------------
                                               60.0            57.2            94.5
-----------------------------------------------------------------------------------
Proposed
Final 2004 dividend - 7.77 pence
per share (Final 2003 dividend -
7.40 pence per share)                             -               -            60.0
Interim 2005 - 5.07 pence per
share (Interim 2004 dividend -
4.83 pence per share)                          39.3            37.3               -
-----------------------------------------------------------------------------------
                                               39.3            37.3            60.0
-----------------------------------------------------------------------------------

The interim 2005 dividend will be paid on 14 November 2005 to shareholders on the register of members on 14 October 2005. Ordinary dividends are recognised as a liability in the period in which they are declared.


11  CASH GENERATED BY OPERATIONS
                                     6 months ended  6 months ended      Year ended
                                        2 July 2005     3 July 2004  1 January 2005
                                        GBP million     GBP million     GBP million
-----------------------------------------------------------------------------------
Profit from operations
- Continuing operations                       140.4           137.9           286.3
- Discontinued operations                      (1.1)           (0.4)            2.1
-----------------------------------------------------------------------------------
                                              139.3           137.5           288.4
Share of results of associates                 (0.5)           (0.4)           (0.8)
Depreciation                                   56.6            56.0           115.9
Amortisation of intangible asset                0.1               -               -
Loss on sale of property, plant
and equipment                                   0.1             0.1             1.1
Gain/(loss) on disposal of
business - continuing operations                1.1           (12.1)          (18.0)
Gain/(loss) on disposal of
business - discontinued
operations                                      1.1            (1.4)           (3.8)
Equity-settled employee share
schemes                                         3.1             2.0             4.4
Decrease in post-employment
benefit obligations                           (27.0)          (10.6)          (26.3)
Decrease in provisions                         (0.4)           (1.7)           (7.3)
-----------------------------------------------------------------------------------
Operating cash flows before
movements in working capital                  173.5           169.4           353.6
Increase in inventories                       (10.2)           (9.9)          (34.3)
Increase in receivables                       (30.6)          (56.1)          (20.9)
Increase in payables                            3.9            28.3            35.5
-----------------------------------------------------------------------------------
Cash generated by operations                  136.6           131.7           333.9
-----------------------------------------------------------------------------------


12  RECONCILIATION OF NET DECREASE IN CASH AND CASH EQUIVALENTS TO THE MOVEMENT
    IN NET DEBT

                                     6 months ended  6 months ended      Year ended
                                        2 July 2005     3 July 2004  1 January 2005
                                        GBP million     GBP million     GBP million
-----------------------------------------------------------------------------------
(Decrease)/increase in cash
and cash equivalents                          (18.6)          (19.0)            3.1
(Increase)/decrease in debt
and lease financing                           (90.7)            2.9             7.8
Decrease in convertible
cumulative preference shares                    0.7               -               -
Increase in collateralised
cash                                            0.2               -             1.1
-----------------------------------------------------------------------------------
(Increase)/decrease in net
debt resulting from cash flows               (108.4)          (16.1)           12.0
Other non-cash movements                      (10.6)              -               -
Foreign currency translation
differences                                   (40.4)            6.3             8.2
-----------------------------------------------------------------------------------
(Increase)/decrease in net
debt during the period                       (159.4)           (9.8)           20.2
Net debt at the beginning of
the period                      (244.5)                      (264.7)         (264.7)
Adoption of IAS32 and IAS39
(see note 1)                    (272.0)                           -               -
                               -------
                                             (516.5)
-----------------------------------------------------------------------------------
Net debt at the end of the
period                                       (675.9)         (274.5)         (244.5)
-----------------------------------------------------------------------------------


Net debt comprises:                          2 July          3 July       1 January
                                               2005            2004            2005
                                        GBP million     GBP million     GBP million
-----------------------------------------------------------------------------------
Collateralised cash                             5.1             3.8             4.9
Cash and cash equivalents                     165.2           168.0           185.4
Bank overdrafts                               (27.3)          (20.0)          (13.3)
Bank and other loans                         (510.7)         (411.8)         (409.1)
Unsecured loan notes                           (0.3)           (0.3)           (0.3)
Obligations under finance
leases                                        (10.0)          (14.2)          (12.1)
-----------------------------------------------------------------------------------
                                             (378.0)         (274.5)         (244.5)
Convertible cumulative
preference shares                            (297.9)              -               -
-----------------------------------------------------------------------------------
                                             (675.9)         (274.5)         (244.5)
-----------------------------------------------------------------------------------

13  TRADE AND OTHER RECEIVABLES

                                             2 July          3 July       1 January
                                               2005            2004            2005
                                        GBP million     GBP million     GBP million
-----------------------------------------------------------------------------------
Trade receivables                             496.3           455.2           414.3
Amounts recoverable on
construction contracts                         15.5               -            15.6
Prepayments                                    20.3            22.4            21.0
Other receivables                              62.1            64.8            56.9
Collateralised cash                             5.1             3.8             4.9
-----------------------------------------------------------------------------------
                                              599.3           546.2           512.7
-----------------------------------------------------------------------------------

14  ASSETS HELD FOR SALE

The major classes of assets and              2 July          3 July       1 January
associated liabilities classified as held      2005            2004            2005
for sale are as follows:                GBP million     GBP million     GBP million
-----------------------------------------------------------------------------------
Property, plant and equipment                  13.6            29.6            29.8
Deferred tax assets                               -               -             0.1
Inventories                                       -             1.9             2.0
Trade receivables                                 -             2.4             0.9
Amounts recoverable on
construction contracts                            -            15.1               -
-----------------------------------------------------------------------------------
Total assets classified as held
for sale                                       13.6            49.0            32.8
-----------------------------------------------------------------------------------
Trade and other payables                          -            (9.5)           (0.3)
Post-employment benefit obligations               -            (1.2)              -
Provisions                                        -            (2.5)              -
-----------------------------------------------------------------------------------
Total liabilities associated with
assets classified as held for sale                -           (13.2)           (0.3)
-----------------------------------------------------------------------------------
                                               13.6            35.8            32.5
-----------------------------------------------------------------------------------

15  TRADE AND OTHER PAYABLES

                                             2 July          3 July       1 January
                                               2005            2004            2005
                                        GBP million     GBP million     GBP million
-----------------------------------------------------------------------------------
Current liabilities
Trade payables                                263.8           217.9           233.6
Other taxes and social security                14.2            16.2            14.9
Accruals and deferred income                  117.9           113.5           103.2
Other payables                                 17.4            21.0            29.7
-----------------------------------------------------------------------------------
                                              413.3           368.6           381.4
-----------------------------------------------------------------------------------
Non-current liabilities
Accruals and deferred income                    0.6             4.5             3.2
Other payables                                  6.7             2.9             0.5
-----------------------------------------------------------------------------------
                                                7.3             7.4             3.7
-----------------------------------------------------------------------------------

16 PROVISIONS FOR LIABILITIES AND CHARGES

                                      Restructuring           Other
                                         provisions      provisions           Total
                                        GBP million     GBP million     GBP million
-----------------------------------------------------------------------------------
At 1 January 2005                              14.7            44.7            59.4
Foreign exchange translation                    0.7             2.9             3.6
Subsidiaries acquired                             -             0.3             0.3
Charge for the period                           7.4             7.7            15.1
Reversal of provisions for
disposal of operations                         (4.1)              -            (4.1)
Utilised during the period                     (8.5)           (7.6)          (16.1)
-----------------------------------------------------------------------------------
At 2 July 2005                                 10.2            48.0            58.2
-----------------------------------------------------------------------------------
Included in current liabilities                 6.5            32.7            39.2
Included in non-current liabilities             3.7            15.3            19.0
-----------------------------------------------------------------------------------
                                               10.2            48.0            58.2
-----------------------------------------------------------------------------------


17  CONTINGENCIES

The Company guarantees the bank facilities of certain subsidiaries and the Group provides cash as security for letters of credit in order to reduce their cost. The Company has also guaranteed certain property leases and performance bonds entered into in the ordinary course of business by certain of its subsidiaries. The Group is also, from time to time, party to legal proceedings and claims, which arise in the ordinary course of business. The Directors do not anticipate that the outcome of any of the above proceedings and claims, either individually or in aggregate, will have a material adverse effect upon the Group's financial position.

18  ACQUISITIONS AND DISPOSALS

Acquisitions

Industrial and Automotive
On 1 July 2005, Tomkins acquired Eifeler Maschinenbau GmbH for a provisional net cash consideration of EUR30.7 million (GBP20.7 million). Provisional goodwill of GBP17.9 million arising on the acquisition was capitalised.

Building Products
On 27 January 2005, Tomkins acquired Milcor Inc, a multi-brand manufacturer of building products for a provisional net cash consideration of $42.9 million (GBP22.8 million). Provisional goodwill of GBP12.8 million arising on the acquisition was capitalised. On 18 March 2005, Tomkins acquired L.E. Technologies, a recreational vehicle frame manufacturer for a provisional net cash consideration of $79.7 million (GBP41.6 million). Provisional goodwill of GBP25.8 million arising on the acquisition was capitalised.

Disposals
Industrial and Automotive
On 9 February 2005, the business and assets of the AirSprings division were sold for a net consideration of $12.5 million, of which $5.5 million is deferred. This resulted in a loss of GBP3.2 million before the release of a provision for expected loss on disposal of GBP2.9 million, which was provided for in 2004.

Building Products
On 2 January 2005, Unified Industries, Inc., a business in the Other Building Products segment, was sold for $1.0 million. This resulted in a loss of GBP1.1 million, which was fully provided for in 2004.

In addition to the above, costs of GBP0.5 million relating to the prior year disposal and exit of businesses and a GBP0.3 million loss on disposal of property arose in the six months ended 2 July 2005.

19  POST BALANCE SHEET EVENTS

Tomkins North American Automotive Curved Hose Business was disposed of on 25 July 2005. The small gain arising will be recognised in the third quarter of 2005.

20  APPROVAL AND REVIEW

The financial statements on pages 15 to 30 were approved by the Board of Directors on 24 August 2005.

The financial statements are unaudited, but the information for the six months ended 2 July 2005 contained within them has been reviewed by the auditors and their review report is presented on page 31.

The financial information for the three months ended 2 July 2005 and 3 July 2004 has not been audited or reviewed by the auditors.

21  RECONCILIATION BETWEEN IFRS AND UK GAAP

Comparative information for 2004 presented in these financial statements was initially reported under UK GAAP and has been restated in accordance with IFRS. A summary of the adjustments that affected profit for the period and shareholders' equity in each of the comparative interim periods is presented below.

A summary of the adjustments that affected profit for the year ended 1 January 2005 and shareholders equity as at 4 January 2004 and 1 January 2005 was presented in the Group's results announcement for the three months ended 2 April 2005 which is available on the Company's website, www.tomkins.co.uk.

                                      Note          3 months          6 months
                                                       ended             ended
                                                 3 July 2004       3 July 2004
                                                 GBP million       GBP million
------------------------------------------------------------------------------
Profit for the period under UK GAAP                     32.3              70.6
Adjustments:
Goodwill                                 a              16.1              19.2
Share based payments                     b              (0.1)             (0.3)
Post-employment benefits                 c               7.8               6.5
Future operating losses                  d              (0.6)             (0.5)
Cumulative translation differences       e              (0.9)             (0.9)
Deferred tax on IFRS adjustments         g              (3.7)             (3.6)
------------------------------------------------------------------------------
Profit for the period under IFRS                        50.9              91.0
------------------------------------------------------------------------------

                                      Note                              3 July
                                                                          2004
                                                                   GBP million
------------------------------------------------------------------------------
Shareholders' equity under UK GAAP                                       415.2
Adjustments:
Goodwill                                 a                                 6.1
Share based payments                     b                                (1.5)
Post-employment benefits                 c                              (126.7)
Future operating losses                  d                                 0.6
Proposed dividend                        f                                37.3
Deferred tax                             g                                13.3
Deferred tax on IFRS adjustments         g                                50.1
Minority interest in IFRS adjustments                                      0.5
------------------------------------------------------------------------------
Shareholders' equity under IFRS                                          394.9
------------------------------------------------------------------------------

Reported cash flows were unaffected by the adoption of IFRS, but the cash flow statements for the comparative periods have been re-presented in the format specified by IAS7 "Cash Flow Statements".

An explanation of the significant adjustments between UK GAAP and IFRS is provided below.

a. Goodwill
Under UK GAAP, capitalised goodwill was amortised over its useful economic life. Under IFRS, this goodwill is not amortised but is tested at least annually for impairment. The impairment tests carried out by the Group as at 4 January 2004 and 1 January 2005 identified no impairment loss. Goodwill amortisation charged under UK GAAP during the first half of 2004 was GBP6.1 million (Q2 2004 - GBP3.0 million ) and this amount is credited back to the income statement under IFRS.

Under UK GAAP, goodwill written off directly to reserves was recycled to the income statement on disposal or impairment of the acquired business. Under IFRS, this goodwill is not recycled. Accordingly, goodwill of GBP13.1 million recycled to the income statement under UK GAAP on the disposal of Mayfran International Inc in Q2 2004 has been reversed under IFRS.

b.    Share based payments
Under UK GAAP, the cost of awards made under the Group's employee share schemes was based on the intrinsic value of the awards, with the exception of SAYE schemes for which no cost was recognised. Under IFRS, the cost of all employee share schemes is based on the fair value of the awards. As a result of this change, the cost of employee share schemes recognised during the first half of 2004 increased by GBP0.3 million under IFRS (Q2 2004 - increase of GBP0.1 million). An additional liability of GBP1.5 million was recognised as at 3 July 2004 in respect of cash-settled awards.

c.    Post-employment benefits
Under UK GAAP, the cost of providing defined benefit pensions and post-retirement healthcare benefits was recognised on a systematic basis and surpluses and deficits arising were spread over the expected average remaining service lives of participating employees. Under IFRS, the cost of benefits accruing under defined benefit plans is recognised over the average remaining service lives of participating employees, but the total cost recognised in each period is dependent on the change during the period in the recognised defined benefit liability or asset.

The total cost of post-employment benefits recognised during the first half of 2004 was reduced by GBP6.5 million to GBP8.2 million (Q2 2004 - total cost reduced by GBP7.8 million to a credit of GBP0.7 million) analysed as follows:

                            3 months ended 3 July 2004                6 months ended 3 July 2004
                 -----------------------------------------------------------------------------------
                       UK GAAP              Restated under       UK GAAP              Restated under
                   IFRS format   Adjustment           IFRS   IFRS format   Adjustment           IFRS
                   GBP million  GBP million     GBPmillion   GBP million  GBP million     GBPmillion
----------------------------------------------------------------------------------------------------
Continuing
operations:
- Charge/(credit)
to profit from
operations                 7.1        (10.6)          (3.5)         14.7         (9.8)           4.9
- Charge to net
finance costs                -          2.8            2.8             -          5.5            5.5
Discontinued
operations                   -            -              -             -         (2.2)          (2.2)
----------------------------------------------------------------------------------------------------
Total cost of
defined
benefit plans              7.1         (7.8)          (0.7)         14.7         (6.5)           8.2
----------------------------------------------------------------------------------------------------


During the first half of 2004, the net charge to profit from operations under IFRS includes a net charge of GBP0.3 million (Q2 2004 - net credit of GBP5.7 million) arising from settlement and curtailments and adjustments to past service costs. These are one off items and have not been repeated in 2005.

Liabilities at 3 July 2004 increased by GBP126.7 million due to the recognition of the net post-employment benefit obligation under IFRS.

d.    Future operating losses

Under UK GAAP, Tomkins provided for the expected future operating losses of operations that are to be sold or terminated. Under IFRS, it is not permissible to provide for future operating losses and the provision recognised under UK GAAP as at 3 July 2004 of GBP0.6 million was reversed under IFRS. Overall during the first half of 2004, there was a net utilisation of GBP0.5 million (Q2 2004 - GBP0.6 million) of the provision for future operating losses recognised under UK GAAP that was charged to the income statement under IFRS.

e.    Cumulative translation differences

Under UK GAAP, cumulative foreign currency translation differences arising on the retranslation into sterling of the Group's net investment in foreign operations were recognised within reserves. Under IFRS, cumulative foreign currency translation differences arising on or after 4 January 2004 are recognised as a separate component of equity and are taken into account in calculating the gain or loss on the disposal of a foreign operation. During the first half of 2004, cumulative translation losses of GBP0.9 million (Q2 2004 - GBP0.9 million) were taken into account in calculating the net gain on disposal of businesses recognised under IFRS.

f.      Proposed dividends

Under UK GAAP, proposed equity dividends were recognised as a liability in the period to which they related. Under IFRS, equity dividends are recognised as a liability in the period in which they are declared, i.e. following approval by the shareholders for final dividends and by the directors for interim dividends. Accordingly, net assets at 3 July 2004 increased by GBP37.3 million, representing the reversal of the accrual for the interim ordinary dividend in respect of 2004 that was recognised under IFRS in Q3 2004.

g.    Deferred tax

Under UK GAAP, deferred tax was provided on timing differences between the accounting and taxable profit (an income statement approach). Under IFRS, deferred tax is provided on temporary differences between the book carrying value and tax base of assets and liabilities (a balance sheet approach).

While the difference in the method of determining taxable differences did not give rise to a significant adjustment, additional deferred tax assets of GBP13.3 million were recognised under IFRS at 3 July 2004 due to the unrestricted look forward period for estimating future taxable profits. Under UK GAAP, the look forward period was restricted to the period for which forecasts were prepared.

Deferred tax on the IFRS adjustments largely relates to post-employment benefits, reflecting the substantially increased defined benefit liability recognised under IFRS.



INDEPENDENT REVIEW REPORT TO TOMKINS PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 2 July 2005, which comprises the income statement, cash flow statement, the balance sheet, statement of recognised income and expense, the statement of changes in shareholders' equity and the related notes 1 to 20 for the six month period. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

International Financial Reporting Standards

As disclosed in note 1, the next annual financial statements of the group will be prepared in accordance with International Financial Reporting Standards as adopted for use in the EU. Accordingly, the interim report has been prepared in accordance with the recognition and measurement criteria of IFRS and the disclosure requirements of the Listing Rules.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 2 July 2005.



Deloitte & Touche LLP
Chartered Accountants
London
24 August 2005



8. RECONCILIATION OF THE FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH UK
GAAP TO THE FINANCIAL INFORMATION PREPARED IN ACCORDANCE WITH IFRS

CONSOLIDATED INCOME STATEMENT FOR THE THREE MONTHS ENDED 3 JULY 2004 (UNAUDITED)
                                    UK GAAP                Share        Post-     Future    Cumulative   Restated
                                       IFRS                based   employment  operating   translation      under
                                     format  Goodwill   payments     benefits     losses   differences       IFRS
                                        GBP       GBP        GBP          GBP        GBP           GBP        GBP
                                    million   million    million      million    million       million    million
-----------------------------------------------------------------------------------------------------------------
Continuing operations
Revenue                               777.6         -          -            -          -             -      777.6
Cost of sales                        (550.8)        -          -            -          -             -     (550.8)
-----------------------------------------------------------------------------------------------------------------
Gross profit                          226.8         -          -            -          -             -      226.8
Distribution costs                    (84.5)        -          -            -          -             -      (84.5)
Administrative expenses               (69.7)      3.0       (0.1)        10.6       (0.1)            -      (56.3)
Share of results of associates            -         -          -            -          -             -          -
-----------------------------------------------------------------------------------------------------------------
Profit from operations before
restructuring initiatives              72.6       3.0       (0.1)        10.6       (0.1)            -       86.0
Restructuring costs                    (4.2)        -          -            -          -             -       (4.2)
Loss on disposal of business          (16.5)     13.1          -            -          -          (0.9)      (4.3)
-----------------------------------------------------------------------------------------------------------------
Profit from operations                 51.9      16.1       (0.1)        10.6       (0.1)         (0.9)      77.5
Interest payable                       (5.7)        -          -        (10.9)         -             -      (16.6)
Investment income                       2.2         -          -          8.1          -             -       10.3
-----------------------------------------------------------------------------------------------------------------
Profit before tax                      48.4      16.1       (0.1)         7.8       (0.1)         (0.9)      71.2
Tax                                   (14.7)     (0.8)         -         (2.9)         -             -      (18.4)
-----------------------------------------------------------------------------------------------------------------
Profit for the period from
continuing operations                  33.7      15.3       (0.1)         4.9       (0.1)         (0.9)      52.8

Discontinued operations
Loss for the period from
discontinued operations                (1.4)        -          -            -       (0.5)            -       (1.9)
-----------------------------------------------------------------------------------------------------------------
Profit for the period                  32.3      15.3       (0.1)         4.9       (0.6)         (0.9)      50.9
Minority interests                     (2.8)        -          -         (1.8)         -             -       (4.6)
Dividends payable on convertible
cumulative preference shares           (4.1)        -          -            -          -             -       (4.1)
-----------------------------------------------------------------------------------------------------------------
Profit for the period attributable
to equity shareholders                 25.4      15.3       (0.1)         3.1       (0.6)         (0.9)      42.2
-----------------------------------------------------------------------------------------------------------------
Earnings per share
Basic
Continuing operations                  3.48p                                                                 5.72p
Discontinued operations               (0.19)p                                                               (0.24)p
-----------------------------------------------------------------------------------------------------------------
Total operations                       3.29p                                                                 5.48p
-----------------------------------------------------------------------------------------------------------------
Diluted
Continuing operations                  3.53p                                                                 5.49p
Discontinued operations               (0.17)p                                                               (0.21)p
-----------------------------------------------------------------------------------------------------------------
Total operations                       3.36p                                                                 5.28p
-----------------------------------------------------------------------------------------------------------------


CONSOLIDATED INCOME STATEMENT FOR THE SIX MONTHS ENDED 3 JULY 2004 (UNAUDITED)
                                    UK GAAP                Share        Post-     Future    Cumulative   Restated
                                       IFRS                based   employment  operating   translation      under
                                     format  Goodwill   payments     benefits     losses   differences       IFRS
                                        GBP       GBP        GBP          GBP        GBP           GBP        GBP
                                    million   million    million      million    million       million    million
-----------------------------------------------------------------------------------------------------------------
Continuing operations
Revenue                             1,541.7         -         -             -          -             -    1,541.7
Cost of sales                      (1,095.5)        -         -             -          -             -   (1,095.5)
-----------------------------------------------------------------------------------------------------------------
Gross profit                          446.2         -         -             -          -             -      446.2
Distribution costs                   (169.3)        -         -             -          -             -     (169.3)
Administrative expenses              (139.0)      6.1      (0.3)         12.8       (1.0)            -     (121.4)
Share of results of associates          0.2         -         -             -          -             -        0.2
-----------------------------------------------------------------------------------------------------------------
Profit from operations before         138.1       6.1      (0.3)         12.8       (1.0)            -      155.7
restructuring initiatives
Restructuring costs                   (10.5)        -         -          (3.0)         -             -      (13.5)
Loss on disposal of businesses        (16.5)     13.1         -             -          -          (0.9)      (4.3)
-----------------------------------------------------------------------------------------------------------------
Profit from operations                111.1      19.2      (0.3)          9.8       (1.0)         (0.9)     137.9
Interest payable                      (10.6)        -         -         (21.6)         -             -      (32.2)
Investment income                       3.8         -         -          16.1          -             -       19.9
-----------------------------------------------------------------------------------------------------------------
Profit before tax                     104.3      19.2      (0.3)          4.3       (1.0)         (0.9)     125.6
Tax                                   (29.9)     (1.5)      0.1          (1.8)       0.3             -      (32.8)
-----------------------------------------------------------------------------------------------------------------
Profit for the period from
continuing operations                  74.4      17.7      (0.2)          2.5       (0.7)         (0.9)      92.8

Discontinued operations
(Loss)/profit for the period from      (3.8)        -         -           1.5        0.5             -       (1.8)
discontinued operations
-----------------------------------------------------------------------------------------------------------------
Profit for the period                  70.6      17.7      (0.2)          4.0       (0.2)         (0.9)      91.0
Minority interests                     (4.4)        -         -          (1.8)         -             -       (6.2)
Dividends payable on convertible       (7.9)        -         -             -          -             -       (7.9)
cumulative preference shares
-----------------------------------------------------------------------------------------------------------------
Profit for the period attributable     58.3      17.7      (0.2)          2.2       (0.2)         (0.9)      76.9
to equity shareholders
-----------------------------------------------------------------------------------------------------------------
Earnings per share
Basic
Continuing operations                  8.06 p                                                               10.21p
Discontinued operations               (0.50)p                                                               (0.23)p
-----------------------------------------------------------------------------------------------------------------
Total operations                       7.56 p                                                                9.98p
-----------------------------------------------------------------------------------------------------------------
Diluted
Continuing operations                  7.99 p                                                                9.89p
Discontinued operations               (0.44)p                                                               (0.21)p
-----------------------------------------------------------------------------------------------------------------
Total operations                       7.55 p                                                                9.68p
-----------------------------------------------------------------------------------------------------------------


CONSOLIDATED INCOME STATEMENT FOR THE THREE MONTHS ENDED 3 JULY 2004 - PRESENTATIONAL CHANGES (UNAUDITED)
UK GAAP balances in UK                                                                 UK GAAP balances in
GAAP Format                                                                                 IFRS Format
                                                        Non
                                        Dis-  Opera-  opera-
                                      conti-   ting    ting
                                        nued  excep- excep-  Gross
                                       opera- tional tional     up   Transfer
                                       tions  items  items  interest dividend

                                GBP m  GBP m GBP m   GBP m   GBP m   GBP m      GBP m
---------------------------------------------------------------------------------------------------------------------
                                                                                        Continuing operations
Turnover                        778.2   (0.6)    -       -       -       -      777.6   Revenue
Cost of sales                  (551.6)   0.8     -       -       -       -     (550.8)  Cost of sales
---------------------------------------------------------------------------------------------------------------------
Gross profit                    226.6    0.2     -       -       -       -      226.8   Gross profit
Distribution costs              (84.6)   0.1     -       -       -       -      (84.5)  Distribution costs
Administrative expenses         (73.7)  (0.2)  4.2       -       -       -      (69.7)  Administrative expenses
Share of profits of associates      -      -     -       -       -       -          -   Share of results of associates
---------------------------------------------------------------------------------------------------------------------
Operating profit including       68.3    0.1   4.2       -       -       -       72.6   Profit from operations before
associates                                                                              restructuring initiatives
                                           -  (4.2)      -       -       -       (4.2)  Restructuring costs
Loss on disposal of businesses  (17.3)   0.8     -       -       -       -      (16.5)  Loss on disposal of businesses
Reversal of provision for loss      -      -     -       -       -       -          -
on disposal of business
Costs on exit of business       (12.3)     -     -    12.3       -       -          -
Reversal of provision for loss   12.3      -     -   (12.3)      -       -          -
on exit of business
---------------------------------------------------------------------------------------------------------------------
Profit before interest           51.0    0.9     -       -       -       -       51.9   Profit from operations
Net interest payable             (3.5)     -     -       -    (2.2)      -       (5.7)  Interest payable
                                           -     -       -     2.2       -        2.2   Investment income
---------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities    47.5    0.9     -       -       -       -       48.4   Profit before tax
before tax
Tax on profit on ordinary       (15.2)   0.5     -       -       -       -      (14.7)  Tax on profit on ordinary
activities                                                                              activities
---------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities    32.3    1.4     -       -       -       -       33.7   Profit for the period from
after tax                                                                               continuing operations

                                                                                        Discontinued operations
                                        (1.4)    -       -       -       -       (1.4)  Loss for the period from
                                                                                        discontinued operations
---------------------------------------------------------------------------------------------------------------------
                                 32.3      -     -       -       -       -       32.3   Profit for the period
Minority interests               (2.8)     -     -       -       -       -       (2.8)  Minority interests
---------------------------------------------------------------------------------------------------------------------
Profit attributable to           29.5      -     -       -       -       -       29.5
shareholders
Dividends on equity and         (41.4)     -     -       -       -    37.3       (4.1)  Dividends on convertible
non-equity shares                                                                       cumulative preference shares
---------------------------------------------------------------------------------------------------------------------
Retained profit                 (11.9)     -     -       -       -    37.3       25.4   Profit for the period
                                                                                        attributable to equity
                                                                                        shareholders
---------------------------------------------------------------------------------------------------------------------


CONSOLIDATED INCOME STATEMENT FOR THE SIX MONTHS ENDED 3 JULY 2004 - PRESENTATIONAL CHANGES (UNAUDITED)

UK GAAP balances in UK GAAP Format                                                             UK GAAP balances in
                                                                                                  IFRS Format
                                                            Non
                                     Dis-  Opera-        opera-          Transfer
                                   conti-   ting           ting          ordinary
                                     nued  excep-        excep-    Gross dividend
                                   opera- tional Assoc-  tional       up       to
                                    tions  items  iates   items interest   equity

                             GBP m  GBP m GBP m   GBP m   GBP m   GBP m   GBP m       GBP m
---------------------------------------------------------------------------------------------------------------------
                                                                                               Continuing operations
Turnover                   1,547.9   (6.2)    -       -       -       -       -      1,541.7   Revenue
Cost of sales             (1,100.2)   4.7     -       -       -       -       -     (1,095.5)  Cost of sales
---------------------------------------------------------------------------------------------------------------------
Gross profit                 447.7   (1.5)    -       -       -       -       -        446.2   Gross profit
Distribution costs          (169.7)   0.4     -       -       -       -       -       (169.3)  Distribution costs
Administrative expenses     (150.5)   1.0  10.5       -       -       -       -       (139.0)  Administrative expenses
Share of profits of            0.4      -     -    (0.2)      -       -       -          0.2   Share of results of
associates                                                                                     associates
---------------------------------------------------------------------------------------------------------------------
Operating profit including   127.9   (0.1) 10.5    (0.2)      -       -       -        138.1   Profit from operations
associates                                                                                     before restructuring
                                                                                               initiatives
                                        - (10.5)      -       -       -       -        (10.5)  Restructuring costs
Loss on disposal of          (92.6)  76.1     -       -       -       -       -        (16.5)  Loss on disposal of
businesses                                                                                     businesses
Reversal of provision for     72.9  (72.9)    -       -       -       -       -            -
loss on disposal of
business
Costs on exit of business    (17.5)     -     -       -    17.5       -       -            -
Reversal of provision for     17.5      -     -       -   (17.5)      -       -            -
loss on exit of business
---------------------------------------------------------------------------------------------------------------------
Profit before interest       108.2    3.1     -    (0.2)      -       -       -        111.1   Profit from operations
Net interest payable          (6.8)     -     -       -       -    (3.8)      -        (10.6)  Interest payable
                                        -     -       -       -     3.8       -          3.8   Investment income
---------------------------------------------------------------------------------------------------------------------
Profit on ordinary           101.4    3.1     -    (0.2)      -       -       -        104.3   Profit before tax
activities before tax
Tax on profit on ordinary    (30.8)   0.7     -     0.2       -       -       -        (29.9)  Tax on profit on ordinary
activities                                                                                     activities
---------------------------------------------------------------------------------------------------------------------
Profit on ordinary            70.6    3.8     -       -       -       -       -         74.4   Profit for the period
activities after tax                                                                           from continuing
                                                                                               operations

                                                                                                Discontinued operations
                                     (3.8)    -       -       -       -       -         (3.8)   Loss for the period from
                                                                                                discontinued operations
---------------------------------------------------------------------------------------------------------------------
                              70.6      -     -       -       -       -       -         70.6    Profit for the period
Minority interests            (4.4)     -     -       -       -       -       -         (4.4)   Minority interests
---------------------------------------------------------------------------------------------------------------------
Profit attributable to        66.2      -     -       -       -       -       -         66.2
shareholders
Dividends on equity and      (45.2)     -     -       -       -       -    37.3         (7.9)   Dividends on convertible
non-equity shares                                                                               cumulative preference
                                                                                                shares
---------------------------------------------------------------------------------------------------------------------
Retained profit               21.0      -     -       -       -       -    37.3         58.3    Profit for the period
                                                                                                attributable to equity
                                                                                                shareholders
---------------------------------------------------------------------------------------------------------------------


CONSOLIDATED BALANCE SHEET AS AT 3 JULY 2004 (UNAUDITED)
                                                Share       Post-             Future    Cumulative             Restated
                UK GAAP            Computer     based  employment Proposed operating   translation  Deferred      under
                 format  Goodwill  software  payments    benefits dividend    losses   differences       tax       IFRS
                    GBP       GBP       GBP      GBP          GBP      GBP       GBP           GBP       GBP        GBP
                million   million   million   million     million  million   million       million   million    million
-----------------------------------------------------------------------------------------------------------------------
Non-current
assets
Goodwill          204.4       6.1         -         -          -         -         -             -         -      210.5
Other
intangible
assets                -         -       5.6         -          -         -         -             -         -        5.6
Property,
plant and
equipment         734.4         -      (5.6)        -          -         -         -             -         -      728.8
Interests
in
associates          3.7         -         -         -          -         -         -             -         -        3.7
Deferred
tax
assets             52.6         -         -       0.4       72.1         -         -             -      13.3      138.4
-----------------------------------------------------------------------------------------------------------------------
                  995.1       6.1         -       0.4       72.1         -         -             -      13.3    1,087.0
-----------------------------------------------------------------------------------------------------------------------
Current
assets
Inventories       352.1         -         -         -          -         -         -             -         -      352.1
Trade and
other
receivables       546.2         -         -         -          -         -         -             -         -      546.2
Current
tax
recoverable        12.3         -         -         -          -         -         -             -         -       12.3
Investments         1.6         -         -         -          -         -         -             -         -        1.6
Cash and
cash
equivalents       168.0         -         -         -          -         -         -             -         -      168.0
-----------------------------------------------------------------------------------------------------------------------
                1,080.2         -         -         -          -         -         -             -         -    1,080.2
-----------------------------------------------------------------------------------------------------------------------
Assets held
for sale           49.0         -         -         -          -         -         -             -         -       49.0
-----------------------------------------------------------------------------------------------------------------------
Total assets    2,124.3       6.1         -       0.4       72.1         -         -             -      13.3    2,216.2
-----------------------------------------------------------------------------------------------------------------------
Current
liabilities
Bank
overdrafts and
loans             (20.0)        -         -         -          -         -         -             -         -      (20.0)
Bank loans        (10.0)        -         -         -          -         -         -             -         -      (10.0)
Unsecured
loan notes         (0.3)        -         -         -          -         -         -             -         -       (0.3)
Obligations
under finance
leases             (2.9)        -         -         -          -         -         -             -         -       (2.9)
Trade and
other
payables         (404.4)        -         -      (1.5)         -      37.3         -             -         -     (368.6)
Current tax
liabilities       (14.7)        -         -         -          -         -         -             -         -      (14.7)
Provisions        (37.2)        -         -         -          -         -         -             -         -      (37.2)
-----------------------------------------------------------------------------------------------------------------------
                 (489.5)        -         -      (1.5)         -      37.3         -             -         -     (453.7)
-----------------------------------------------------------------------------------------------------------------------
Non-current
liabilities
Bank and
other loans      (401.8)        -         -         -          -         -         -             -         -     (401.8)
Obligations
under finance
leases            (11.3)        -         -         -          -         -         -             -         -      (11.3)
Other payables     (7.4)        -         -         -          -         -         -             -         -       (7.4)
Post-employment
benefit
obligations      (186.9)        -         -         -     (126.7)        -         -             -         -     (313.6)
Deferred tax
liabilities       (15.9)     (1.5)        -         -      (20.9)        -         -             -         -      (38.3)
Current tax
liabilities      (168.1)        -         -         -          -         -         -             -         -     (168.1)
Provisions        (38.0)        -         -         -          -         -       0.6             -         -      (37.4)
-----------------------------------------------------------------------------------------------------------------------
                 (829.4)     (1.5)        -         -     (147.6)        -       0.6             -         -     (977.9)
-----------------------------------------------------------------------------------------------------------------------
Liabilities
directly
associated
with
assets
held for
sale              (13.2)        -         -         -          -          -        -             -         -      (13.2)
-----------------------------------------------------------------------------------------------------------------------
Total
liabilities    (1,332.1)     (1.5)        -      (1.5)    (147.6)       37.3     0.6             -         -   (1,444.8)
-----------------------------------------------------------------------------------------------------------------------
Net Assets        792.2       4.6         -      (1.1)     (75.5)       37.3     0.6             -       13.3     771.4
-----------------------------------------------------------------------------------------------------------------------


                UK GAAP                         Share       Post-              Future   Cumulative            Restated
                   IFRS            Computer     based  employment   Proposed operating  translation  Deferred    under
                 format  Goodwill  software  payments    benefits   dividend    losses  differences       tax     IFRS
                    GBP       GBP       GBP       GBP         GBP        GBP       GBP          GBP       GBP      GBP
                million   million   million   million     million    million   million      million   million  million
-----------------------------------------------------------------------------------------------------------------------
Equity
Capital and
reserves
Ordinary share
capital            38.7         -         -         -          -           -       -             -          -      38.7
Share premium      93.9         -         -         -          -           -       -             -          -      93.9
Capital
redemption
reserve           461.9         -         -         -          -           -       -             -          -     461.9
Own shares         (8.6)        -         -         -          -           -       -             -          -      (8.6)
Currency
translation
reserve               -         -         -         -        3.6           -       -         (24.0)      (0.3)    (20.7)
Retained
losses           (170.7)      4.6         -      (1.1)     (78.6)       37.3     0.6          24.0       13.6    (170.3)
-----------------------------------------------------------------------------------------------------------------------
Shareholders'
equity            415.2       4.6         -      (1.1)     (75.0)       37.3     0.6             -       13.3     394.9
Minority
interest           39.8         -         -         -       (0.5)          -       -             -          -      39.3
-----------------------------------------------------------------------------------------------------------------------
Total Equity      455.0       4.6         -      (1.1)     (75.5)       37.3     0.6             -       13.3     434.2

Convertible
cumulative
preference
shares            337.2         -         -         -          -           -       -             -          -     337.2
-----------------------------------------------------------------------------------------------------------------------
                  792.2       4.6         -      (1.1)     (75.5)       37.3     0.6             -       13.3     771.4
-----------------------------------------------------------------------------------------------------------------------



CONSOLIDATED BALANCE SHEET AS AT 3 JULY 2004 - PRESENTATIONAL CHANGES (UNAUDITED)

                                                                  Assets
                                                                    held     UK GAAP
                           UK GAAP  Deb- Credit-  Provi- Invest-     for        IFRS
                            format  tors     ors   sions   ments    sale      format
                             GBP m GBP m   GBP m   GBP m   GBP m   GBP m      GBP m
Fixed assets                                                                             Non-current assets
Intangible assets            204.4     -       -       -       -       -       204.4     Goodwill
Tangible assets              764.0     -       -       -       -   (29.6)      734.4     Property, plant and equipment
Investments                    5.3     -       -       -    (1.6)      -         3.7     Interests in associates
                                    52.6       -       -       -       -        52.6     Deferred tax assets
-----------------------------------------------------------------------------------------------------------------------
                             973.7  52.6       -       -    (1.6)  (29.6)      995.1
-----------------------------------------------------------------------------------------------------------------------
Current assets                                                                           Current assets
Stock                        354.0     -       -       -       -    (1.9)      352.1     Inventories
Debtors                      656.5 (92.8)      -       -       -   (17.5)      546.2     Trade and other receivables
                                    12.3       -       -       -       -        12.3     Current tax recoverable
                                       -       -       -     1.6       -         1.6     Investments
Cash                         168.0     -       -       -       -       -       168.0     Cash and cash equivalents
-----------------------------------------------------------------------------------------------------------------------
                           1,178.5 (80.5)      -       -     1.6   (19.4)    1,080.2
-----------------------------------------------------------------------------------------------------------------------
                                       -       -       -       -    49.0        49.0      Assets held for sale
-----------------------------------------------------------------------------------------------------------------------
                           2,152.2 (27.9)      -       -       -       -     2,124.3      Total assets
-----------------------------------------------------------------------------------------------------------------------
Current liabilities                                                                      Current liabilities
Creditors - amounts         (500.0)    -   480.0       -       -       -       (20.0)    Bank overdrafts
falling due within one year
                                       -   (10.0)      -       -       -       (10.0)    Bank loans
                                       -    (0.3)      -       -       -        (0.3)    Unsecured loan notes
                                       -    (2.9)      -       -       -        (2.9)    Obligations under finance
                                                                                         leases
                                       -  (413.8)      -       -     9.4      (404.4)    Trade and other payables
                                       -   (14.7)      -       -       -       (14.7)    Current tax liabilities
                                       -   (38.8)      -       -     1.6       (37.2)    Provisions
-----------------------------------------------------------------------------------------------------------------------
                            (500.0)    -    (0.5)      -       -    11.0      (489.5)
-----------------------------------------------------------------------------------------------------------------------
Non current liabilities                                                                  Non current liabilities
Creditors - amounts falling (488.3)    -    86.5       -       -       -      (401.8)    Bank and other loans
due after more than one year
                                       -   (11.3)      -       -       -       (11.3)    Obligations under finance
                                                                                         leases
                                       -    (7.5)      -       -     0.1        (7.4)    Other payables
                                    27.9   (57.9) (158.1)      -     1.2      (186.9)    Post-employment benefit
                                                                                         obligations
                                       -       -   (15.9)      -       -       (15.9)    Deferred tax liabilities
                                       -       -  (168.1)      -       -      (168.1)    Current tax liabilities
Provisions                  (371.7)    -    (9.3)  342.1       -     0.9       (38.0)    Provisions
-----------------------------------------------------------------------------------------------------------------------
                            (860.0) 27.9     0.5       -       -     2.2      (829.4)
-----------------------------------------------------------------------------------------------------------------------
                                       -       -       -       -   (13.2)      (13.2)    Liabilities directly
                                                                                         associated with assets held
                                                                                         for sale
-----------------------------------------------------------------------------------------------------------------------
                          (1,360.0) 27.9       -       -       -       -     (1,332.1)   Total liabilities
-----------------------------------------------------------------------------------------------------------------------
Net Assets                   792.2     -       -       -       -       -        792.2     Net Assets
-----------------------------------------------------------------------------------------------------------------------


9. SUPPLEMENTAL FINANCIAL INFORMATION IN US DOLLARS UNDER US GAAP

CONDENSED CONSOLIDATED STATEMENT OF INCOME FOR THE THREE MONTHS ENDED
JULY 2, 2005 PREPARED UNDER US GAAP (UNAUDITED)

                                                       3 months        3 months
                                                          ended           ended
                                                        July 2,         July 3,
                                                           2005            2004
                                                      $ million       $ million
-------------------------------------------------------------------------------
Net sales                                               1,466.4         1,380.0
Cost of sales                                          (1,055.2)         (974.0)
-------------------------------------------------------------------------------
Gross profit                                              411.2           406.0
Selling, general and administrative expenses             (272.2)         (257.9)
Restructuring expenses                                    (11.1)          (11.4)
-------------------------------------------------------------------------------
Operating income from continuing operations               127.9           136.7
Interest income                                             2.2             7.0
Interest expense                                           (9.9)           (9.9)
Other expense (net)                                       (26.2)          (11.3)
-------------------------------------------------------------------------------
Income from continuing operations before
taxes, minority interest and equity
in net income of associates                                94.0           122.5
Income tax income/(expense)                                 7.5           (32.4)
Minority interest in net income                            (3.2)           (5.1)
Equity in net income of associates                          0.2             0.2
-------------------------------------------------------------------------------
Income from continuing operations                          98.5            85.2
Loss from discontinued operations, net of
tax charge of $nil (July 3, 2004 - $4.3 million)            0.1             1.7
Gain on disposal of discontinued operations, net of
tax charge of $0.6 million (July 3, 2004 - tax credit of
$4.1 million)                                              (4.3)          (10.0)
-------------------------------------------------------------------------------
Net income                                                 94.3            76.9
Preference dividend                                        (7.7)           (7.4)
-------------------------------------------------------------------------------
Net income attributable to common shareholders             86.6            69.5
-------------------------------------------------------------------------------
Net income per common share
Basic
Income from continuing operations                          0.12            0.10
Loss from discontinued operations                             -               -
Loss on disposal of discontinued operations               (0.01)          (0.01)
-------------------------------------------------------------------------------
Net income                                                $0.11           $0.09
-------------------------------------------------------------------------------
Diluted
Income from continuing operations                          0.11            0.10
Loss from discontinued operations                             -               -
Loss on disposal of discontinued operations                   -           (0.01)
-------------------------------------------------------------------------------
Net income                                                $0.11           $0.09
-------------------------------------------------------------------------------


CONDENSED CONSOLIDATED STATEMENT OF INCOME FOR THE SIX MONTHS ENDED JULY 2,
2005 PREPARED UNDER US GAAP (UNAUDITED)
                                         6 months       6 months           Year
                                            ended          ended          ended
                                          July 2,        July 3,        January
                                             2005           2004        1, 2005
                                        $ million      $ million      $ million
-------------------------------------------------------------------------------
Net sales                                 2,889.4        2,751.5        5,356.1
Cost of sales                            (2,081.8)      (1,945.7)      (3,806.4)
-------------------------------------------------------------------------------
Gross profit                                807.6          805.8        1,549.7
Selling, general and administrative
expenses                                   (552.0)        (531.0)      (1,038.5)
Restructuring expenses                      (14.2)         (19.3)         (34.1)
-------------------------------------------------------------------------------
Operating income from continuing
operations                                  241.4          255.5          477.1
Interest income                               4.2           15.1           11.5
Interest expense                            (17.5)         (22.0)         (34.9)
Other (expense)/income (net)                (34.2)          (4.7)          44.0
-------------------------------------------------------------------------------
Income from continuing operations
before taxes, minority interest and
equity in net income of associates          193.9          243.9          497.7
Income tax expense                          (21.5)         (54.6)        (103.2)
Minority interest in net income              (6.6)          (8.0)         (15.2)
Equity in net income of associates            0.9            0.7            0.9
-------------------------------------------------------------------------------
Income from continuing operations           166.7          182.0          380.2
Profit/(loss) from discontinued
operations, net of tax charge of $nil
(July 3, 2004
- tax credit of $1.1 million,
January 1, 2005 - tax charge of
$4.2 million)                                 0.1           (7.3)         (13.5)
(Loss)/gain on disposal of discontinued
operations, net of tax credit of $1.3
million (July 3, 2004 - $4.5 million,
January 1, 2005 - $6.8 million)              (2.1)          (5.6)          11.0
-------------------------------------------------------------------------------
Net income                                  164.7          169.1          377.7
Preference dividend                         (15.1)         (14.4)         (28.5)
-------------------------------------------------------------------------------
Net income attributable to common
shareholders                                149.6          154.7          349.2
-------------------------------------------------------------------------------
Net income per common share
Basic
Income from continuing operations            0.19           0.22           0.46
Loss from discontinued operations               -          (0.01)         (0.02)
(Loss)/gain on disposal of discontinued
operations                                      -          (0.01)          0.01
-------------------------------------------------------------------------------
Net income                                  $0.19          $0.20          $0.45
-------------------------------------------------------------------------------
Diluted
Income from continuing operations            0.19           0.21           0.43
Loss from discontinued operations               -          (0.01)         (0.01)
(Loss)/gain on disposal of discontinued
operations                                      -          (0.01)          0.01
-------------------------------------------------------------------------------
Net income                                  $0.19          $0.19          $0.43
-------------------------------------------------------------------------------



CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE SIX MONTHS ENDED
JULY 2, 2005 PREPARED UNDER US GAAP (UNAUDITED)
                                         6 months       6 months           Year
                                            ended          ended          ended
                                          July 2,        July 3,        January
                                             2005           2004        1, 2005
                                        $ million      $ million      $ million
-------------------------------------------------------------------------------
Cash flow from operating activities
Adjustments to reconcile net income
to cash provided by operating
activities:
Net income                                  164.7          169.1          377.7
Equity in net loss of associates             (0.9)          (0.7)          (1.6)
Depreciation and amortisation               110.8          105.8          220.4
Loss/(gain) on disposal of discontinued
operations                                    2.1            5.6          (11.0)
Loss/(gain) on sale of
property, plant and equipment                 0.7           (5.3)          (3.7)
Stock based compensation                      7.1            1.1            6.6
Settlement of stock based compensation       (6.9)             -              -
Deferred income taxes                       (12.7)          (1.1)          33.6
Minority interest                             6.6            8.0           15.2
Changes in assets and liabilities,
net of effects of businesses acquired
or sold
Decrease/(increase) in
taxes payable                               (19.1)          18.4           (3.1)
Increase in accounts receivable             (87.5)        (126.8)         (61.0)
Decrease in prepaid
expenses and other assets                    34.0           23.8           20.8
Increase in inventory                       (18.1)         (17.3)         (57.7)
Increase in accounts payable                 18.7           74.0          100.4
Decrease in current liabilities net         (54.5)         (48.7)        (102.2)
-------------------------------------------------------------------------------
Net cash provided by
operating activities                        145.0          205.9          534.4
-------------------------------------------------------------------------------
Cash flows from investing
activities
Purchases of property,
plant and equipment                        (122.7)        (133.1)        (287.9)
Proceeds from the sale of
property, plant and equipment                21.1           12.4           15.9
Proceeds from the sale of
discontinued operations                       5.3           19.3           30.0
New business acquisitions,
net of cash acquired                       (164.1)             -          (46.0)
Dividends received from non
controlled affiliates                         0.6            0.2            0.7
Changes in restricted cash                   (0.4)             -           (2.0)
-------------------------------------------------------------------------------
Net cash used in investing activities      (260.2)        (101.2)        (289.3)
-------------------------------------------------------------------------------
Cash flows from financing
activities
Bank loans repayment                         (4.0)          (8.4)         (16.6)
Bank loans drawn down                       199.6           16.4            3.3
Capital lease repayment                      (5.1)             -              -
Issuance of common stock                      0.8            2.0            2.2
Payments to acquire treasury stock           (1.1)          (6.5)          (7.5)
Proceeds on sale of treasury stock            5.4              -              -
Dividend payments                          (124.0)        (122.4)        (203.1)
Dividends paid to a minority shareholder     (9.3)          (3.1)          (4.9)
Investment by a minority shareholder            -            7.8            7.1
-------------------------------------------------------------------------------
Net cash provided by/(used
in) financing activities                     62.3         (114.2)        (219.5)
-------------------------------------------------------------------------------
Effect of exchange rate
changes on cash and cash equivalents        (10.4)           2.3           16.1
-------------------------------------------------------------------------------
Net (decrease)/increase in
cash and cash equivalents                   (63.3)          (7.2)          41.7
Cash and cash equivalents
at beginning of period                      356.0          314.3          314.3
-------------------------------------------------------------------------------
Cash and cash equivalents at end of
period                                      292.7          307.1          356.0
-------------------------------------------------------------------------------

Supplemental schedule of investing
and financing activities:
Cash paid during the period
for interest                                (17.5)         (17.5)         (35.6)
Cash paid during the period
for income taxes                            (64.4)         (58.0)        (102.4)
-------------------------------------------------------------------------------


CONDENSED CONSOLIDATED BALANCE SHEETS AS AT JULY 2, 2005 PREPARED UNDER US GAAP
(UNAUDITED

                                         July 2,     July 3,  January 1,
                                           2005        2004        2005
                                      $ million   $ million   $ million
-----------------------------------------------------------------------
Assets
Current assets
Cash and cash equivalents                292.7       307.1        356.0
Restricted cash                            9.0         6.9          9.4
Accounts receivable                      906.7       831.8        825.9
Inventories                              735.6       640.8        703.8
Deferred income taxes                     85.4       115.1         80.1
Prepaid expenses and other assets        126.8        96.0        128.1
Assets held for sale                      24.0        96.0         61.8
-----------------------------------------------------------------------
Total current assets                   2,180.2     2,093.7      2,165.1
Long term assets
Property, plant and equipment          1,472.7     1,372.8      1,461.6
Goodwill                               1,852.7     1,704.7      1,752.3
Intangible assets                         49.5        43.5         49.1
Deferred income taxes                    244.6       221.5        237.6
Other long term assets                    30.4        51.6         70.3
-----------------------------------------------------------------------
Total assets                           5,830.1     5,487.8      5,736.0
-----------------------------------------------------------------------
Liabilities and shareholders' equity
Current liabilities
Bank loans and overdrafts, other loans
and capital leases, current portion       70.7        60.7         46.5
Accounts payable                         467.1       401.2        450.8
Other current liabilities                338.2       341.2        351.1
Taxes payable                            270.5       311.6        290.7
Deferred income taxes                     32.2        31.3         41.8
Liabilities related to assets held for
sale                                         -        30.5          0.6
-----------------------------------------------------------------------
Total current liabilities              1,178.7     1,176.5      1,181.5
Long term liabilities
Bank loans, other loans and capital
leases, less current portion             900.6       755.0        788.3
Pension obligations                      217.0       277.1        272.7
Post retirement obligations other than
pensions                                 279.2       288.8        286.1
Deferred income taxes                    177.9       147.9        163.6
Other long term liabilities               35.8        50.9         39.9
-----------------------------------------------------------------------
Total liabilities                      2,789.2     2,696.2      2,732.1
-----------------------------------------------------------------------
Minority interest                         76.3        72.7         80.8
-----------------------------------------------------------------------
Shareholders' equity
Common stock, par value 5p, authorized
shares - 1,585,164,220; issued and
outstanding shares - 774,361,143 (July
3, 2004: 773,840,441 ; January 1, 2005:
773,889,884)                              68.6        70.7         74.3
Convertible cumulative preference stock
of $50; authorized shares - 13,920,000;
issued and outstanding shares -
10,476,256 (July 3, 2004 - 10,506,721;
January 1, 2005: 10,506,721)             595.6       616.3        647.4
Treasury stock                           (12.8)      (15.7)       (17.1)
Additional paid-in capital               196.3       199.0        208.0
Restricted reserves                      818.2       844.2        886.8
Retained earnings                      1,723.0     1,589.9      1,697.8
Accumulated other comprehensive loss    (424.3)     (585.5)      (574.1)
-----------------------------------------------------------------------
Total shareholders' equity             2,964.6     2,718.9      2,923.1
-----------------------------------------------------------------------
Total liabilities and shareholders'
equity                                 5,830.1     5,487.8      5,736.0
-----------------------------------------------------------------------


NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JULY 2, 2005 PREPARED UNDER ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (UNAUDITED)

a) Net income per common share

Basic net income per common share is calculated on an income of $149.6 million (July 3, 2004 - $154.7 million, January 1, 2005 - $349.2 million) representing the net income for the period after adjusting for the preference dividend of $
15.1 million (July 3, 2004 - $14.4 million, January 1, 2005 - $28.5 million) and on 771,318,034 ordinary shares being the weighted average in issue during the period (July 3, 2004 - 770,896,303, January 1, 2005 - 770,716,582).

Diluted net income per common share is calculated on an adjusted weighted average number of ordinary shares of 875,802,463 (July 3, 2004 -876,964,148, January 1, 2005 - 877,298,559) after allowing for the exercise of 2,011,204 share options (July 3, 2004 - 3,417,181, January 1, 2005 - 3,931,313) and is
calculated on an income of $164.7 million (July 3, 2004 - $169.1 million, January 1, 2005 - $377.7 million). The weighted average number of shares also allows for the conversion of preference shares equating to 102,473,225 ordinary shares (July 3, 2004 -102,650,664, January 1, 2005 - 102,650,664) and income was adjusted for the preference dividend of $15.1 million (July 3, 2004 - $ 14.4 million, January 1, 2005 - $28.5 million).

b) New accounting standards
Share-based compensation
Share-based compensation is provided to employees under the Group's share option, bonus and other share award plans, whereby the participating employees receive rights over shares in Tomkins plc. In previous periods, the Group accounted for these plans in accordance with APB25 "Accounting for Stock Issued to Employees", which required that the compensation cost was measured on the basis of the intrinsic value of the awards.

In December 2004, the FASB issued SFAS123R "Share-Based Payment" which requires companies to measure the cost of share based compensation plans on the basis of the fair value of the awards. SFAS123R supersedes APB25.

Under SFAS123R, the fair value of equity-settled awards is determined at the date of grant and is not subsequently re-measured unless the conditions on which the award was granted are modified. For cash-settled awards, the fair value is determined at the date of grant and is re-measured at each balance sheet date until the liability is settled. Generally, the compensation cost is recognised on a straight-line basis over the vesting period. Adjustments are made to reflect actual and expected forfeitures during the vesting period due to failure to satisfy service conditions or non-market performance conditions.

Tomkins adopted SFAS123R using the modified prospective method with an effective date of January 2, 2005, whereby SFAS123R has been applied prospectively to the unvested portion of awards that were outstanding as of January 1, 2005 and all awards granted, modified or settled on or after January 2, 2005.


10. RECONCILIATION OF FINANCIAL INFORMATION IN STERLING UNDER IFRS TO FINANCIAL
INFORMATION IN US DOLLARS UNDER US GAAP (UNAUDITED)

Profit attributable to shareholders   6 months ended  6 months ended     Year ended
                                         2 July 2005     3 July 2004 1 January 2005
                                         GBP million     GBP million    GBP million
-----------------------------------------------------------------------------------
Net income under IFRS                           96.4            84.8          200.0
US GAAP adjustments:
Intangibles amortisation                        (1.3)           (1.4)          (2.9)
Restructuring costs                             (0.2)            0.6          (10.9)
Gain on disposal of operations                     -             0.9            0.9
Capitalised interest                             2.1             2.0            4.5
Inventory                                       (0.6)           (0.4)          (0.9)
Post-employment benefits                        (5.1)           (0.4)          (5.7)
Stock based compensation                        (0.7)            1.6            2.2
Derivatives                                    (21.9)           (2.6)          20.1
Preference dividends                             8.1               -              -
Income tax on US GAAP adjustments               11.2             6.1           (2.8)
Minority interest in US GAAP adjustments           -             1.8            1.8
-----------------------------------------------------------------------------------
Net income under US GAAP expressed in
Sterling                                        88.0            93.0          206.3
-----------------------------------------------------------------------------------

                                           $ million       $ million      $ million
-----------------------------------------------------------------------------------
Net income under US GAAP expressed in US
dollars at an average exchange rate of GBP1
= $1.8713                                      164.7           169.1          376.6
(Six months ended 3 July 2004, GBP1 = $1.8186
and year ended 1 January 2005, GBP1 = $1.8257)

Differences arising from use of average
exchange rate versus actual exchange rate          -               -            1.1
-----------------------------------------------------------------------------------
Net income under US GAAP expressed in US$      164.7           169.1          377.7
-----------------------------------------------------------------------------------
Shareholders' equity                     2 July 2005     3 July 2004      1 January
                                                                               2005
                                         GBP million     GBP million    GBP million
-----------------------------------------------------------------------------------
Shareholders' equity under IFRS                609.9          394.9           466.5
US GAAP adjustments:
Goodwill (net)                                 744.2          722.2           686.3
Intangibles (net)                               21.1           23.8            25.6
Restructuring costs                              0.7           12.0             0.8
Capitalised interest (net)                      20.4           15.1            17.1
Inventory                                       (3.8)          (2.6)           (3.0)
Pension liabilities                             (2.2)           1.2             0.2
Stock based compensation                           -            2.2             2.8
Derivatives                                        -          (11.9)            7.6
Preference shares                              295.7          337.2           337.2
Deferred income tax on US GAAP adjustments     (11.9)          (6.0)          (18.1)
Minority interest in US GAAP
adjustments                                     (0.5)          (0.5)           (0.5)
-----------------------------------------------------------------------------------
Shareholders' equity under US
GAAP expressed in Sterling                   1,673.6        1,487.6         1,522.5
-----------------------------------------------------------------------------------
                                           $ million      $ million       $ million
-----------------------------------------------------------------------------------
Shareholders' equity under US GAAP
expressed in US dollars
At a closing exchange rate of GBP1 = $1.7714
(3 July 2004, GBP1= $1.8277 and 1 January
2005, GBP1 = $1.9199)                        2,964.6       2,718.9          2,923.1
-----------------------------------------------------------------------------------

An explanation of the significant adjustments between IFRS and US GAAP was provided in the Group's results announcement for the three months ended 2 April 2005 that is available on the Company's website, www.tomkins.co.uk.






                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              By:   Tomkins plc
                                                    (Registrant)
Date:  1 September 2005

                                              By: /s/ Denise Patricia Burton
                                                  ----------------------------
                                              Name:  Denise Patricia Burton
                                              Title: Deputy Company Secretary